SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Allergan, Inc.

(Name of Subject Company)

Allergan, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

018490102

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

2525 Dupont Drive

Irvine, California 92612

(714) 246-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Paul D. Tosetti, Esq. Cary K. Hyden, Esq. Michael A. Treska, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235	David A. Katz, Esq. Daniel A. Neff, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Allergan, Inc., a Delaware corporation (“Allergan”). Allergan’s principal executive offices are located at 2525 Dupont Drive, Irvine, California 92612, and its telephone number is (714) 246-4500.

Securities.

The title of the class of equity securities to which this Statement relates is Allergan’s common stock, par value $0.01 per share (“Common Stock,” and the shares of Common Stock being referred to as the “Shares”), and the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of April 22, 2014, by and between Allergan and Wells Fargo Bank, N.A. (the “Rights Agreement”). Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the terms of the Rights Agreement as it may be amended from time to time. As of June 20, 2014, there were (1) 296,824,582 Shares outstanding, (2) outstanding Allergan stock options to purchase 20,231,008 Shares, (3) outstanding restricted stock units (“RSUs”) representing 485,747 Shares, (4) outstanding restricted stock awards representing 316,998 Shares and (5) phantom stock units representing 36,622 Shares.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of Allergan, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information – Name and Address” above. Allergan’s website address is www.allergan.com. The information on Allergan’s website is not a part of this Statement and is not incorporated by reference into this Statement.

Offer.

This Statement relates to the unsolicited offer by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of the Province of British Columbia (“Valeant”), through its wholly owned subsidiary, AGMS Inc., a Delaware corporation (“Offeror”), to exchange each outstanding Share, at the election of the holder of the Shares, for either (1) $72.00 in cash and 0.83 common shares of Valeant, no par value (the “Valeant Common Shares”) (the “Standard Election Consideration”), (2) an amount in cash equal to the implied value of the Standard Election Consideration (based on the average of the closing prices of Valeant Common Shares as quoted on the New York Stock Exchange (the “NYSE”) on each of the five NYSE trading days ending on the 10th business day preceding the date of expiration of the offer), or (3) a number of Valeant Common Shares having a value equal to the implied value of the Standard Election Consideration (in each case based on the average of the closing prices of Valeant Common Shares as quoted on the NYSE on each of the five NYSE trading days ending on the 10th business day preceding the date of expiration of the offer), upon the terms and subject to the election and proration procedures and other conditions set forth in its Preliminary Prospectus/Offer to Exchange dated June 18, 2014 (the “Offer to Exchange”) and the related letter of election and transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Valeant and Offeror filed a Tender Offer Statement on Schedule TO dated June 18, 2014 (together with exhibits thereto, as amended, the “Schedule TO”) and a registration statement on Form S-4 dated June 18, 2014 (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). According to the Offer to Exchange, the Offer will expire at 5:00 p.m., New York City time, on August 15, 2014, unless the Offer is extended.

The purpose of the Offer, as stated by Valeant, is for Valeant to acquire control of, and promptly thereafter, the entire equity interest in, Allergan. Valeant has indicated that it intends, promptly after consummation of the Offer, to cause Allergan to merge with Offeror (the “Second-Step Merger”), after which Allergan would be a direct or indirect, wholly owned subsidiary of Valeant.

According to the Offer to Exchange, the Offer is subject to numerous conditions, including the following, among others:

•	the “Minimum Tender Condition” – There shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares, which, together with the Shares that Offeror then owns or has a right to acquire, is a majority of the total number of outstanding Shares on a fully diluted basis as of the date that Valeant accepts Shares for exchange pursuant to the Offer;

•	the “Anti-Takeover Devices Condition” – The impediments to the consummation of the Offer and the Second-Step Merger imposed by Allergan’s Board of Directors (the “Board”), or which the Board can remove, shall have been rendered inapplicable to the Offer and the Second-Step Merger. In particular, satisfaction of the condition requires the following in the reasonable judgment of Valeant:

•	the Board shall have redeemed the Rights issued pursuant to the Rights Agreement, or those Rights shall have been otherwise rendered inapplicable to the Offer and the Second-Step Merger;

•	the Board shall have approved the Offer and the Second-Step Merger under Section 203 of the Delaware General Corporation Law (the “DGCL”), or Section 203 of the DGCL shall otherwise be inapplicable to the Offer and the Second-Step Merger;

•	the Board shall have taken steps to assure that the Second-Step Merger can be completed in the short-form manner permitted by Section 251(h) of the DGCL; and

•	a majority of the independent directors (within the meaning of Article 15 of Allergan’s Amended and Restated Certificate of Incorporation (the “Charter”)) shall have determined that Valeant is not an interested stockholder within the meaning of Article 15 of the Charter, or Article 15 of the Charter shall have been otherwise rendered inapplicable to the Offer and the Second-Step Merger.

•	the “Valeant Shareholder Approval Condition” –Valeant shareholders shall have approved the issuance of Valeant Common Shares contemplated in connection with the Offer and the Second-Step Merger, in accordance with the rules of the NYSE and Toronto Stock Exchange (the “TSX”), on which the Valeant Common Shares are listed;

•	the “Competition Laws Condition” – The waiting period applicable to the Offer and the Second-Step Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated (the “HSR Condition”). In addition the waiting period (or extension thereof) applicable to the Offer and the Second-Step Merger under any applicable antitrust laws and regulations (other than the HSR Act) shall have expired or been terminated, and any approvals or clearances determined by Valeant to be required or advisable thereunder shall have been obtained;

•	the “Stock Exchange Listing Condition” – The Valeant Common Shares issuable to Allergan stockholders in connection with the Offer and the Second-Step Merger shall have been approved for listing on the NYSE and the TSX, subject to official notice of issuance in the case of the NYSE and subject to customary conditions in the case of the TSX;

•	the “Registration Statement Condition” – The Registration Statement shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”). No stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC;

•	the “No Injunction Condition” – No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law, rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer and the Second-Step Merger; and

•	the “No Allergan Material Adverse Effect Condition” – Since December 31, 2013, there shall not have occurred any change, event, circumstance or development that has had, or would reasonably be likely to have, any material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Allergan and its subsidiaries, taken as a whole (an “Allergan Material Adverse Effect”); provided, however, that none of the following, in and of itself or themselves, shall constitute an Allergan Material Adverse Effect: (1) changes in the economy or financial markets generally in the United States or any foreign jurisdiction; (2) changes that are the result of factors generally affecting the pharmaceutical industry; (3) changes in generally accepted accounting principles; (4) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of the commencement of the Offer; (5) any general regulatory, legislative or political conditions or securities, credit, financial or other capital market conditions, in each case in the United States or any foreign jurisdiction; (6) changes in law, including rules, regulations and administrative policies of the U.S. Food and Drug Administration (the “FDA”), or interpretations thereof, in each case of general applicability; (7) earthquakes, hurricanes, tornados or other natural disasters; (8) a decline in the price of the Shares on the NYSE, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, event, circumstance, occurrence or development underlying such decline has resulted in, or contributed to, an Allergan Material Adverse Effect; (9) any failure by Allergan to meet any estimates of revenues or earnings or other financial or operating metrics (whether such projections were made by Allergan or independent third parties) for any period ending on or after the date of the commencement of the Offer, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, event, circumstance, occurrence or development underlying such failure has resulted in, or contributed to, an Allergan Material Adverse Effect; and (10) the approval or disapproval by, or the delay of a determination of approval or disapproval by, the FDA or any governmental entity, or any panel or advisory body empowered or appointed thereby, with respect to the Allergan products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by Allergan or any of its subsidiaries and all products with respect to which Allergan or any of its subsidiaries has royalty rights; provided, further, that, with respect to clauses (1), (2), (3), (4), (5), (6) and (7), such change, effect, event, circumstance, occurrence or development does not (i) primarily relate only to (or have the effect of primarily relating to) Allergan and its subsidiaries or (ii) have a disproportionate adverse effect on Allergan and its subsidiaries compared to other companies of similar size operating in the pharmaceutical industry (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether an Allergan Material Adverse Effect has occurred).

Other Conditions – According to the Registration Statement, in addition, Valeant is not required to consummate the Offer and may terminate or amend the Offer if any of the following events shall have occurred and be continuing and be of a nature that Valeant determines makes it inadvisable for Valeant to complete the Offer or Second-Step Merger:

(1) there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, (i) which challenges the acquisition by Valeant of the Shares of Common Stock, seeks to restrain, delay or prohibit the consummation of the Offer or the Second-Step Merger or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or the Second-Step Merger, (ii) which seeks to prohibit or impose material limitations on Valeant’s acquisition, ownership or operation of all or any portion of Valeant’s or Allergan’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) or of the Shares of Common Stock (including, without limitation, the right to vote the Shares purchased by Valeant or Pershing Square Capital Management, L.P. (with its affiliates, “Pershing Square”) or an affiliate thereof, on an equal basis with all other Shares on all matters presented to the stockholders of Allergan), or seeks to compel Valeant to dispose of or hold separate all or any portion of its own or Allergan’s businesses or assets (including the businesses or assets of Allergan’s respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or the Second-

Step Merger, (iii) which might adversely affect Allergan, Valeant, or any of their respective affiliates or subsidiaries (an “Adverse Effect”), or result in a diminution in the value of the Shares of Common Stock or the benefits expected to be derived by Valeant as a result of the transactions contemplated by the Offer and the Second-Step Merger (a “Diminution in Value”); or (iv) which seeks to impose any condition to the Offer or the Second-Step Merger unacceptable to Valeant, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Valeant (A) sell, divest, license or otherwise dispose of any and all of the capital stock, assets, rights, products or businesses of either Allergan and its subsidiaries or Valeant and its subsidiaries or (B) accept any other restriction on the activity of Allergan and its subsidiaries or Valeant and its subsidiaries, in each case in connection with any approval determined by Valeant to be required or advisable under any applicable competition law;

(2) other than the waiting periods under the HSR Act and any other applicable antitrust laws and regulations, any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Second-Step Merger or the transactions contemplated by the Offer or Second-Step Merger that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (1) above, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Valeant (i) sell, divest, license or otherwise dispose of any and all of the capital stock, assets, rights, products or businesses of either Allergan and its subsidiaries or Valeant and its subsidiaries or (ii) accept any other restriction on the activity of Allergan and its subsidiaries or Valeant and its subsidiaries, in each case in connection with any approval determined by Valeant to be required or advisable under any applicable competition law;

(3) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority or other regulatory agency on, or any other event which might affect the extension of credit by, banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(4) other than the Rights issued pursuant to the Rights Agreement, since December 31, 2013, Allergan or any subsidiary of Allergan shall have (i) issued, distributed, pledged or sold, or authorized, or proposed the issuance, distribution, pledge or sale of (A) any shares of its capital stock (other than sales or issuances pursuant to the present terms of employee stock awards outstanding on the date of the Offer to Exchange) of any class (including, without limitation, Shares of Common Stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Allergan (other than any employee awards referred to in the financial statements in Allergan’s Quarterly Report on Form 10-Q for the period ended March 31, 2014), (B) any other securities in respect of, in lieu of or in substitution for Common Stock or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding Shares of Common Stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any Shares of Common Stock or any other security, whether payable in cash, securities or other property, other than Allergan’s regular quarterly dividend of $0.05 per Share, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of Allergan, which in any of the cases described in (i) through (vii) above might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value;

(5) Allergan or any of its subsidiaries shall have amended or proposed or authorized any amendment to the Charter, the Amended and Restated Bylaws (the “Bylaws”) or similar organizational documents, or Valeant shall have learned that Allergan or any of its subsidiaries shall have proposed, adopted or recommended any such amendment, which has not previously been publicly disclosed by Allergan and also set forth in filings with the SEC prior to commencement of the Offer, in a manner that, in the reasonable judgment of Valeant, might, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the Offer or the Second-Step Merger or (ii) prohibit or limit the full rights of ownership of Shares of Common Stock by Valeant or any of its affiliates, including, without limitation, the right to vote any Shares of Common Stock acquired by Valeant pursuant to the Offer or otherwise on all matters properly presented to Allergan stockholders;

(6) Allergan or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise effected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or the Second-Step Merger;

(7)(i) a tender or exchange offer for some or all of the Shares of Common Stock has been publicly proposed to be made or has been made by another person (including Allergan or any of its subsidiaries or affiliates, but excluding Valeant or any of its affiliates), or has been publicly disclosed, or Valeant otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Allergan (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Allergan (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer to Exchange, (ii) any such person or group which, prior to the date of the Offer to Exchange, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Allergan, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Allergan constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Allergan or (iv) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Allergan or any assets or securities of Allergan; or

(8) Allergan or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Allergan or any of its subsidiaries or the purchase or exchange of securities or assets of Allergan or any of its subsidiaries any type of option, warrant or right which, in Valeant’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares of Common Stock or other securities, assets or business of Allergan or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange.

According to the Registration Statement, each of the foregoing conditions is for the sole benefit of Valeant and may be asserted by Valeant regardless of the circumstances (including any action or omission by Valeant) giving rise to any such conditions or may be waived by Valeant in whole or in part in its sole discretion. The Registration Statement further provides that, subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer, Valeant expressly reserves the right (but will not be obligated): (1) to extend, for any reason, the period of time during which the Offer is open; (2) to delay acceptance for exchange of, or the exchange of, Shares in order to comply in whole or in part with applicable law (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Valeant to pay the consideration offered or to return the Shares deposited by or on behalf of Allergan stockholders promptly after the termination or withdrawal of the Offer); (3) to amend or terminate the Offer without accepting for exchange or exchanging any Shares, including under circumstances where any of the conditions of the Offer have not been satisfied or if Valeant or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Allergan providing for a merger or other business combination or transaction with or involving Allergan or any of its subsidiaries, or the purchase or exchange of securities or assets of Allergan or any of its subsidiaries, or Valeant and Allergan reach any other agreement or understanding, in either case, pursuant to which it is agreed or provided that the Offer will be terminated; and (4) to amend the Offer or to waive any conditions to the Offer at any time, except for the HSR Condition, Registration Statement Condition, Valeant Shareholder Approval Condition and Stock Exchange Listing Condition, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the exchange agent and by making public announcement thereof. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A hereto.

According to the Registration Statement, the principal executive offices of Valeant are located at 2150 St. Elzéar Boulevard West, Laval, Quebec, Canada, H7L 4A8 and its telephone number is (514) 744-6792. According to the Registration Statement, the principal executive offices of Offeror are located at 400 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807, and its telephone number is (866) 246-8245.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or in the excerpts from Allergan’s Annual Report on Form 10-K, filed with the SEC on February 25, 2014 (the “2013 10-K”), and Allergan’s Definitive Proxy Statement on Schedule 14A, dated as of, and filed with the SEC on, March 26, 2014, as supplemented by the proxy information filed with the SEC on April 22, 2014 (the “2014 Proxy Statement”), relating to the 2014 Annual Meeting of Stockholders (the “2014 Annual Meeting”), which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, to the knowledge of Allergan as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between Allergan or its affiliates, on the one hand, and (1) Allergan, its executive officers, directors or affiliates or (2) Valeant, Offeror or their respective executive officers, directors or affiliates, on the other hand. The excerpts filed as Exhibit (e)(1) to this Statement are incorporated herein by reference, and include the information from the 2013 10-K under “Item No. 1 Business – Executive Officers” and the following sections of the 2014 Proxy Statement: “Item. No 1 – Election of Directors – Information About Director Nominees,” “Equity Compensation Plan Information,” “Compensation Disclosure,” “Organization and Compensation Committee Report” and “Certain Relationships and Related Person Transactions.”

The information contained in “Item 4. The Solicitation or Recommendation” below is incorporated herein by reference.

Any information contained in the excerpts from the 2013 10-K and the 2014 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained in this Statement modifies or supersedes such information.

Relationship with Valeant and its Affiliates

According to the Registration Statement, as of June 18, 2014, Valeant and Valeant’s subsidiaries (including Offeror) directly owned 100 Shares, representing less than 1% of the outstanding Shares, and for purposes of the Exchange Act beneficially owned 28,878,638 Shares, representing approximately 9.7% of the outstanding Shares.

Exchange Consideration Pursuant to the Offer

If Allergan’s directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive Valeant Common Shares and cash on the same terms and conditions as Allergan’s other stockholders. As of June 20, 2014, Allergan’s directors and executive officers owned an aggregate of 6,531,860 Shares (excluding any Shares issuable to Allergan’s executive officers pursuant to the vesting of any Allergan restricted stock). For a description of the beneficial ownership of Common Stock by each person currently serving as a director of Allergan and certain executive officers of Allergan, reference is made to Exhibit (e)(1) to this Statement, which is incorporated herein by reference and qualifies the foregoing in its entirety. Allergan’s directors and executive officers have informed Allergan that they do not intend to tender any Shares they own pursuant to the Offer.

Indemnification of Directors and Officers

Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted under similar standards to those set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also provides that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person in any such capacity and incurred by person in any such capacity or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145 of the DGCL.

Section 145 also provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

As permitted by Section 102(b)(7) of the DGCL, the Charter provides that a director shall not be liable to Allergan or its stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating the law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of a fiduciary duty. The Charter requires that directors and officers be indemnified to the maximum extent permitted by Delaware law. The Charter also provides that the right to indemnification conferred by the Charter includes the right to be paid by Allergan expenses incurred in defending any proceeding in advance of its final disposition, subject to an undertaking on the part of officers and directors to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no right to appeal that such officer or director is not entitled to be indemnified under the Charter or otherwise, and provided that no such advancement shall be made if independent legal counsel advises the Board that, based upon facts known to such counsel, the indemnitee acted in bad faith or deliberately breached his or her duty to Allergan or its stockholders and, as a result, it is more likely than not that it will ultimately be determined that the indemnitee has not met the standard of conduct under the DGCL necessary to be entitled to indemnification.

Allergan has entered into indemnity agreements with each of its directors and officers. These indemnity agreements require that Allergan pay on behalf of each director and officer party thereto any amount that he or she is or becomes legally obligated to pay because of any claim or claims made against him or her because of any act or omission or neglect or breach of duty including any actual or alleged error or misstatement or misleading statement, which such person commits or suffers while acting in such person’s capacity as one of Allergan’s directors and/or officers and solely because of such person being a director and/or officer. Under the DGCL, absent such an indemnity agreement (or similar charter or bylaw provision), indemnification of a director or officer is discretionary rather than mandatory (except in the case of a proceeding in which a director or officer is successful on the merits). The indemnity agreements require Allergan to make prompt payment of defense and investigation costs and expenses at the request of the director or officer in advance of indemnification, provided that the recipient undertakes to repay the amounts so advanced if it is ultimately determined that such person is not entitled to indemnification under the applicable indemnity agreement and provided further that such advance shall not be made if independent legal counsel shall advise the Board in a written opinion that, based upon the facts known to such counsel at that time, the director or officer acted in bad faith or deliberately breached the person’s duty to us or Allergan’s stockholders and, as a result, it is more likely than not that it will ultimately be determined that the person is not entitled to indemnification under the terms of the indemnity agreement (or similar charter or bylaw provision). Under the DGCL, absent such an indemnity agreement, such advance would be discretionary. By the terms of the indemnity agreement, its benefits are not available to the extent the director or officer has received payment under one or more valid and collectible insurance policies for the subject claim.

The indemnity agreements further provide that indemnification and reimbursement are not available for a director or officer to the extent the claim (i) is based upon and arises out of such director or executive officer gaining in fact any illegal personal profit or advantage, (ii) is for any accounting of profits made from the purchase or sale of Allergan’s securities by such director or officer within the meaning of 16(b) of the Exchange Act or similar provisions of any state law, or (iii) is based upon and arises out of such director’s or executive officer’s knowingly fraudulent, deliberately dishonest or willful misconduct. Absent the indemnity agreement, indemnification that might be made available to directors and officers could be changed by amendments to the Charter. A form of these indemnity agreements is filed as an exhibit to the 2013 10-K, and the foregoing description is qualified in its entirety by reference to such exhibit.

Allergan has a policy of directors’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 4.	The Solicitation or Recommendation.

Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with Allergan’s financial and outside legal advisors, the Board, by unanimous vote of all of its directors at a meeting held on June 21, 2014, determined that the Offer is grossly inadequate to holders of Shares and that the Offer is not in the best interests of Allergan and its stockholders. The Board believes that the Offer substantially undervalues Allergan’s business, does not adequately reflect the true value of Allergan’s unique market position and business opportunities, creates significant risks and uncertainties for the stockholders of Allergan, and the interests of stockholders will be best served by Allergan continuing to pursue its independent strategic plan. Accordingly, and for the other reasons described in more detail below, the Board recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer. Please see “Item 4. The Solicitation or Recommendation – Reasons for Recommendation” below for further detail.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Allergan’s information agent, Innisfree M&A Incorporated (“Innisfree”), at the contact information below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders May Call Toll-Free: (877) 800-5187

Banks & Brokers May Call Collect: (212) 750-5833

A copy of a letter to stockholders communicating the Board’s recommendation is filed as Exhibit (a)(2) to this Statement and incorporated herein by reference.

Background of the Offer

On April 21, 2014, Pershing Square and Valeant each filed a Schedule 13D with the SEC (the “Schedule 13Ds”) disclosing Pershing Square’s holding of a 9.7% interest in Allergan’s Common Stock. According to the Schedule 13Ds, Pershing Square acquired 597,431 Shares of Common Stock in February 2014, with the remainder of the Shares underlying call options and forward purchase contracts. Of the 28,878,538 Shares beneficially owned by Pershing Square, 13,953,000 were acquired between the date Pershing Square’s obligation to file a Schedule 13D with the SEC was triggered and April 21, 2014. According to the Schedule 13Ds and the Registration Statement, Pershing Square acquired its Shares in fulfillment of certain of its obligations pursuant to its contractual arrangement with Valeant, and acquired such Shares with full knowledge of the material nonpublic information that Valeant intended to make a bid for Allergan.

On April 22, 2014, David Pyott, Allergan’s Chairman of the Board and Chief Executive Officer, received an unsolicited proposal from Michael Pearson, Chairman and Chief Executive Officer of Valeant, to acquire all of the outstanding Shares of Allergan in exchange for 0.83 shares of Valeant Common Shares and $48.30 in cash per Share (the “Initial Proposal”). The letter dated April 22, 2014 from Mr. Pearson to Mr. Pyott and the Board read as follows:

April 22, 2014

Mr. David Pyott

Chairman & CEO Allergan

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Dear Mr. Pyott,

Valeant is pleased to provide Allergan shareholders with the opportunity to consider a strategically compelling and enormously value-creating opportunity to merge with Valeant. Our merger offer is comprised of $48.30 in cash and 0.83 of a Valeant share for each Allergan share based on the fully diluted number of Allergan shares outstanding. Shareholders will be able to elect their mix of cash and shares, subject to proration, in the combined company hereafter referred to as the “New Company.” Allergan shareholders will receive a substantial premium over Allergan’s April 10, 2014, unaffected stock price of $116.63 and will own 43% of the New Company.

We firmly believe that applying Valeant’s operating philosophy, strategy, and financial discipline to a broader set of superb assets will create extraordinary returns for shareholders over the short, intermediate, and long term.

A Highly Strategic Combination

The New Company will be extremely well positioned in the markets it serves. Our portfolios are extremely complementary – the New Company will be a leader in ophthalmology, dermatology, aesthetics, dental products, and the emerging markets – healthcare segments that are forecasted to grow well above overall industry growth rates over the next decade. In light of the markets served and the marketing efficiencies created by the combination, we are confident that New Company will generate high single-digit organic growth rates for the foreseeable future.

The New Company will generate stable and recurring cash flows: approximately 75% of its revenue will come from durable products, 90% of the New Company’s combined revenue is not expected to face any significant patent cliffs over the next decade, and 70% of the New Company’s business is expected to be cash-pay or third-party reimbursed, with only 30% exposed to government reimbursement. With this transaction, we expect 25-30% pro forma 2014 Cash EPS accretion assuming the transaction closed and full synergies realized on January 1, 2014. We expect Cash EPS in year 2 and beyond to grow 15-20% plus, depending upon the deployment of free cash flow.

R&D and Product Development

The New Company will spend more than $300 million per annum on research and development in Phase III programs, current and future line extensions, and life cycle management programs. The New Company will continue to fund both companies’ late stage development programs, including those in dry eye, diabetic macular edema, glaucoma, migraine, eye whitening, psoriasis, and other dermatology areas.

The New Company will sell or eliminate Allergan’s earlier stage programs where Allergan’s track record has been largely unproductive over the past 16 years. The New Company will fuel future growth through business development with a focus on currently marketed products or products nearing approval. The combination will add to Valeant’s robust industry-leading product launch productivity. In 2014 alone, Valeant will launch 19 new products in the U.S. and 300 new products in markets around the world.

Synergies

Based on our operating model, our detailed analysis of Allergan, our knowledge of the dermatology, aesthetics and ophthalmology markets, and our extensive market research, we estimate that the annual cost synergies from the combination will be at least $2.7 billion, 80% of which we expect to realize within the first six months of closing, with the balance over the following 12 months. As you may be aware, since 2008 and over 100 transactions, Valeant has never failed to exceed its preannounced cost synergies in any acquisition.

Capital Allocation and Taxation

The New Company will have a strong balance sheet with approximately 3.0 times net debt/adjusted EBITDA, approximately $28 billion in net debt, and post-synergy free cash flow of more than $6.0 billion per year and growing. This strong balance sheet and free cash flow will allow the New Company to accelerate growth by executing its business development strategy and returning capital to shareholders with buybacks or dividends as appropriate. At closing, we expect to institute a dividend at the current $0.20 annual dividend rate of Allergan. The New Company will remain a Canadian company and will have a high single-digit tax rate.

No Material Contingencies

We do not believe that there are any obstacles to completing this transaction expeditiously. Our board has approved and strongly supports the transaction. Our antitrust advisors at Skadden, Arps, Slate, Meagher & Flom LLP, Sullivan & Cromwell LLP, and Osler, Hoskin & Harcourt LLP have conducted antitrust analysis of the transaction and, based on their extensive industry knowledge and publicly available information, have independently determined that there are no material obstacles to completing the transaction. We are willing to assume all regulatory risks because any potential divestitures will not have a material impact on the economics of the transaction. Our legal counsel have engaged with the FTC and are working cooperatively with the FTC staff. We are also actively engaged in discussions with third parties with respect to assets we expect to sell.

Our transaction is not subject to a financing contingency. We have worked closely with our financial advisors and have obtained a debt financing commitment of $15.5 billion from Barclays and RBC Capital Markets.

Valeant has completed a detailed review of publicly available information and extensive external research relating to Allergan. Our proposal is subject to the negotiation and execution of a mutually agreeable merger agreement containing customary terms and closing conditions. We are concurrently delivering to you our proposed form of merger agreement.

Valeant Business Performance

Valeant is off to a strong start in 2014. We expect to meet or beat analysts’ cash earnings per share First Call analyst consensus expectations for the first quarter of 2014 and, given our strong start and the pending closing of our PreCision deal, we are raising 2014 revenue guidance to $8.3 – $8.7 billion from $8.2 – $8.6 billion, Cash EPS guidance to $8.55-$8.80 from $8.25-$8.75, and adjusted cash flow from operations to $2.7 – $2.8 billion from $2.4 – $2.6 billion, despite foreign exchange headwinds of approximately $0.15 of Cash EPS.

Pershing Square

With 9.7% ownership, Pershing Square Capital Management, L.P., led by William A. Ackman, CEO, is Allergan’s largest shareholder. Pershing Square has carefully reviewed publicly available information on Allergan and completed substantial due diligence on Valeant based on a review of Valeant’s public and confidential information. Pershing Square has fully considered the proposed transaction, and is strongly in favor of the combination and will be a co-proponent of the transaction. Pershing Square has agreed to elect only stock consideration in the transaction and intends to remain a long-term shareholder of New Company.

No Material Social Issues

We would have preferred to negotiate this transaction in a confidential manner, but given that Allergan has not been receptive to our overtures for over eighteen months and has made it clear both privately and publicly that it is not interested in a deal with us, we chose to present this proposal to Allergan shareholders directly. We are open to discussing and addressing social issues such as board composition, senior management team composition, U.S. headquarters location and other concerns that you may have. Shareholder value is our primary consideration.

We encourage Allergan to enter into discussions with us promptly so that we can consummate this mutually beneficial transaction in a timely manner. We look forward to hearing from you.

Sincerely,

/s/ J. Michael Pearson

cc: Allergan, Inc. Board of Directors

Under separate over, Allergan received a form of draft merger agreement from Valeant.

Prior to the Initial Proposal, the Board had not received any communication from either Valeant or Pershing Square regarding the Initial Proposal or any other proposed business combination between Allergan and Valeant and/or Pershing Square.

On April 22, 2014, the Board held a special meeting to discuss, among other things, the Initial Proposal and Pershing Square’s arrangements with Valeant as disclosed in the Schedule 13Ds. Representatives from Goldman, Sachs & Co. (“Goldman Sachs”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), Allergan’s independent financial advisors, and Latham & Watkins LLP (“Latham”), Allergan’s legal advisor, and Richards, Layton & Finger, P.A., Allergan’s Delaware counsel, were present at the meeting. At the meeting, the Board adopted a rights agreement, between Allergan and Wells Fargo Bank, N.A. (the “Rights Agreement”). The Rights Agreement was not intended to prevent an acquisition of Allergan on terms that the Board considers favorable to, and in the best interests of, all Allergan stockholders. Rather, the Rights Agreement aimed to provide the Board with adequate time to fully assess and respond to any proposal.

On April 29, 2014, the Board held a special meeting at which, among other topics, it continued to discuss the Initial Proposal with its legal advisors.

On May 5, 2014, Michael Gallagher, the lead independent director of the Board, received a letter from Pershing Square in which it recommended that the Board begin discussions with Valeant “in the very near future” because, among other things, Valeant may reduce its offer under the Initial Proposal if Allergan does not engage.

On May 5 and 6, 2014, the Board held its regular meeting at which, among other topics, it continued to discuss the Initial Proposal. Representatives from Latham and Wachtell, Lipton, Rosen & Katz, the Board’s legal advisors, and Allergan’s financial advisors were present at the meeting.

On May 6, 2014, Allergan held the 2014 Annual Meeting. At the 2014 Annual Meeting, among other items, all of the members of the Board were re-elected and Allergan’s stockholders approved an amendment to the Charter allowing stockholders to act by written consent, subject to certain restrictions and limitations.

On May 10, 2014, the Board held a special meeting to continue its consideration of the Initial Proposal with its financial and legal advisors. At the meeting, the Board unanimously rejected the Initial Proposal, concluding after a comprehensive review, conducted in consultation with its financial and legal advisors, that the Initial Proposal substantially undervalued Allergan, created significant risks and uncertainties for the stockholders, and was not in the best interests of Allergan and its stockholders.

On May 12, 2014, Allergan issued a press release announcing the Board’s determination and filed an investor presentation with the SEC in which it updated guidance and highlighted the Company’s market leading positions, diversified product portfolio, operational excellence, consistent outperformance of peers in R&D innovation and strong growth prospects. On May 12, 2014, Mr. Pyott also sent a letter to Mr. Pearson on behalf of the Board as follows:

May 12, 2014

Mr. Michael Pearson

Chairman & Chief Executive Officer

Valeant Pharmaceuticals International, Inc.

Dear Michael:

The Board of Directors of Allergan has received your letter dated April 22, 2014 proposing that Valeant acquire all of the outstanding shares of Allergan for 0.83 shares of Valeant stock and $48.30 in cash (the “Proposal”). The Allergan Board carefully reviewed your company’s proposal with the assistance of its financial advisors, Goldman, Sachs & Co. and BofA Merrill Lynch, and its legal counsel, Latham & Watkins, Richards, Layton & Finger, P.A. and Wachtell, Lipton, Rosen & Katz. After thorough consideration, it is the unanimous view of the Allergan Board that your unsolicited proposal substantially undervalues Allergan, creates significant risks and uncertainties for the stockholders of Allergan, and is not in the best interests of the Company and its stockholders. Accordingly, the Allergan Board unanimously rejects the Proposal.

As you know, Allergan has a long history of producing consistent growth and delivering solid results through a combination of innovation, execution and discipline. We are confident in our ability to extend our strong track record of innovation, which has yielded unique expertise and insights that drive innovation and value. The Board is determined to continue to create value for Allergan and its stockholders.

In addition to substantially undervaluing our Company, your Proposal includes a large stock component, which we believe is a risk for Allergan stockholders due to the uncertainty surrounding Valeant’s long term growth prospects and business model. Valeant’s strategy runs counter to Allergan’s customer focused approach. In particular, we question how Valeant would achieve the level of cost cuts it is proposing without harming the long term viability and growth trajectory of our business. For those reasons and others, we do not believe that the Valeant business model is sustainable.

For the reasons stated above, we believe that your proposal substantially undervalues our Company. Allergan has a strategic plan in place that we believe is the right path forward to deliver value to our stockholders.

On behalf of the Board of Directors,

/s/ David E.I. Pyott, CBE

Chairman & Chief Executive Officer

On May 13, 2014, Pershing Square filed with the SEC a purported preliminary proxy statement, soliciting proxies from Allergan stockholders to vote at a gathering to be held by Pershing Square on a non-binding Pershing Square resolution requesting that the Board promptly engage in discussions with Valeant regarding Valeant’s offer to merge with Allergan.

On May 13, 2014, Valeant issued a press release announcing that it would revise its proposal on May 28, 2014.

On May 19, 2014, Pershing Square sent a letter to Mr. Gallagher criticizing the Board’s governance with regards to its consideration of the Initial Proposal. On May 19, 2014, Mr. Gallagher sent a response letter to Pershing Square in which he noted that the Board strongly disagreed with Pershing Square’s statements and tactics, including its blatant attempts to isolate Mr. Pyott.

On May 21, 2014, Pershing Square sent another letter to Mr. Gallagher reiterating the criticisms raised in his May 19, 2014 letter. On May 21, 2014, Mr. Gallagher sent a response letter to Pershing Square, noting that the Board was well aware of its fiduciary duties and was being well advised by independent advisors.

On May 26, 2014, the Board held a special meeting at which, among other topics, it continued to discuss the Initial Proposal. Allergan’s legal advisors were present at the meeting.

On May 27, 2014, Allergan filed an investor presentation with the SEC detailing its initial concerns about the sustainability of Valeant’s business model. Allergan also noted that it had retained two nationally-recognized financial consultants and forensic accountants, Alvarez & Marsal and FTI Consulting, to evaluate certain concerns about the inherent value of Valeant’s business model and stock. The presentation raised a number of important issues about Valeant’s business model and stock value of which the Allergan Board and management believed Allergan’s stockholders needed to be aware. These included questions regarding what Allergan believes to be Valeant’s: 1) low organic growth, 2) acquisition-driven top-line growth, 3) unsustainable price increases, 4) rapid erosion of the durable business acquired from Medicis Pharmaceutical Corporation within a short time, 5) lack of experience promoting products of Allergan’s scale, 6) instability of its management team, 7) inability to achieve its stated synergies without destroying Allergan’s near-term and long-term value, 8) significantly weaker market share position compared to Allergan in important emerging markets, 9) unusual tax structure, 10) magnitude and regularity of non-GAAP adjustments compared with others in the industry and 11) unsustainable business model, centered on a serial acquisition and cost cutting strategy.

On May 28, 2014, Valeant hosted an investor meeting and webcast and Mr. Pearson sent a letter to Mr. Pyott and the Board, revising the terms of its Initial Proposal, leaving the share consideration at 0.83 Valeant Common Shares and raising the cash consideration to $58.30 per Share, with the possibility of a contingent value right (“CVR”) related to DARPin® sales (the “Revised Proposal”). The letter read as follows:

May 28, 2014

Mr. David Pyott

Chairman & CEO

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Dear Mr. Pyott,

As we publicly stated two weeks ago, today Valeant is increasing its offer for Allergan. Over the past several weeks, we have met with, and listened carefully to the views of, a number of Allergan shareholders. Our revised offer is based on specific feedback we received in our discussions and offers Allergan shareholders, for each Allergan share (1) $58.30 in cash, representing an increase of $10, or approximately 21%, in the cash portion of the consideration, (2) 0.83 of a Valeant share and (3) a new CVR related to DARPin® sales which would provide up to approximately $25.00 per share of additional value based on the approximately $20 billion in potential cumulative 10-year DARPin® sales referred to in your May 12th presentation. We are prepared to fund up to $400 million to develop DARPin® and will pay 40% of the net sales of DARPin® referred to in your May 12th presentation after recovery of our shareholders’ investment in DARPin® development expenses. Shareholders will continue to be able to elect their mix of cash and shares, subject to proration, as well as receiving the CVR. We would propose to retain Allergan employees to continue development of DARPin® and will ask Allergan to provide us a list of eight independent scientific and business leaders. From these eight, we will select five to oversee DARPin® development and decide on all go / no-go decisions as the compound progresses. We will work with Allergan’s board and management to finalize the details of the CVR.

Our increased offer provides additional immediate value to the Allergan shareholders – we note that the cash portion of our revised offer alone represents approximately 50% of Allergan’s unaffected share price – and provides Allergan shareholders with significant substantial additional value if DARPin® achieves Allergan’s expectations.

It appears based on Allergan’s recent public statements that you have a fundamental misunderstanding of our business model and its performance. We would be delighted to provide you and the Allergan board with the opportunity to better understand our business model and address any concerns that you may have. This can be best accomplished by an in-person meeting with our team to better understand our business. A meeting of our respective teams will allow you to review the facts regarding our offer and enable you to provide your board with the information necessary to fulfill its fiduciary duty in assessing the value of a Valeant-Allergan business combination. We reviewed your consultants’ analysis in the report Allergan filed yesterday, which contained numerous errors and misstatements of facts. We hope you and your board have the opportunity to listen to our presentation later this morning, which we believe will address all your concerns regarding Valeant and our business model.

We strongly believe that applying Valeant’s operating philosophy, strategy, and financial discipline to a broader set of durable assets will create substantial long-term returns for Allergan shareholders over the short, intermediate, and long term, and exceed returns available to Allegan shareholders through alternative options, including a standalone alternative. As importantly, we believe the combined companies can better serve the patient and medical communities with a more complete offering of products and continued innovation in ophthalmology, dermatology, aesthetics, neurology and emerging markets.

Our discussions with Allergan’s shareholders, many of whom are also our shareholders, have continued to express enthusiasm about our potential business combination. We are confident they will view this offer – which delivers them greater upfront cash proceeds, the opportunity to continue to participate in the substantial cost and strategic synergies as a 43% shareholder of the combined company, and a CVR with significant upside based on the success of DARPin® – as one that merits your immediate engagement with us. We ask you once again to enter into discussions with us promptly so that we can consummate this mutually beneficial transaction in a timely manner. We look forward to hearing from you.

Sincerely,

J. Michael Pearson

Chairman & Chief Executive Officer

cc: Allergan, Inc. Board of Directors

On May 29, 2014, the Board held a meeting at which it discussed the Revised Proposal with its legal advisors.

On May 30, 2014, prior to any announcement by the Board regarding the Revised Proposal, Valeant and Pershing Square issued a press release and Valeant’s CEO wrote a letter to Mr. Pyott and the Board making a re-revised proposal, leaving the share consideration at 0.83 Valeant Common Shares and raising the cash consideration to $72.00 per Share, with the possibility of a CVR related to DARPin® sales (the “Re-Revised Proposal”). The letter read as follows:

May 30, 2014

Mr. David Pyott

Chairman & CEO Allergan

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Dear Mr. Pyott,

Based on feedback from your shareholders and Pershing Square’s approach to us after our offer on May 28th that Pershing Square would be willing to give up substantial value to the other Allergan shareholders (in the manner that we describe in today’s press release) if we were to increase our merger offer for the other Allergan shareholders, we are able to make an offer under which each Allergan share would be exchanged for $72.00 in cash and 0.83 Valeant shares, based on the fully diluted number of Allergan shares outstanding. We remain willing to provide your shareholders with a CVR as previously outlined if you engage in negotiations with us to work out the exact terms.

We believe that this offer, which substantially increases the upfront cash consideration to Allergan shareholders (other than Pershing Square), is a compelling one and we once again urge you and your board of directors to engage with us.

Sincerely,

/s/ J. Michael Pearson

J. Michael Pearson

Chairman & Chief Executive Officer

cc: Allergan, Inc. Board of Directors

On June 2, 2014, Valeant and Pershing Square held a webcast where they discussed the terms of the Re-Revised Proposal. Also on June 2, 2014, Pershing Square filed a preliminary request solicitation statement with respect to a solicitation by Pershing Square for revocable proxies of Allergan’s stockholders in an effort to demand that a special meeting of Allergan’s stockholders be called to consider and vote upon a number of proposals, including (i) to remove six members of the Board that were duly elected by Allergan’s stockholders at the 2014 Annual Meeting on May 6, 2014, (ii) to request that the Board elect or appoint six of Pershing Square’s nominees to serve on the Board – none of whom has as of the date of this Statement been identified by Pershing Square, (iii) to amend certain provisions of the Bylaws and (iv) to request that the Board engage with Valeant, Pershing Square’s co-bidder, regarding its proposal to acquire Allergan (the “Pershing Square Solicitation”).

On June 4, 2014, the Board held a meeting at which it discussed the Re-Revised Proposal with its legal and financial advisors.

On June 5, 2014, Pershing Square filed with the SEC a request to withdraw its purported preliminary proxy statement soliciting proxies from Allergan stockholders to vote at a gathering to be held by Pershing Square on a non-binding Pershing Square resolution requesting that the Board promptly engage in discussions with Valeant regarding Valeant’s offer to merge with Allergan.

On June 6, 2014, Pershing Square sent a letter to Allergan seeking, among other things, confirmation that Allergan will not take the position that the solicitation and receipt of revocable proxies by Pershing Square in connection with its request to cause Allergan to call a special meeting of stockholders pursuant to the Charter and Bylaws will trigger the rights under the Rights Agreement.

On June 9, 2014, the Board held a meeting at which it continued its consideration of the Re-Revised Proposal. At the meeting and after a comprehensive review, the Board unanimously determined, after consultation with its financial and legal advisors, that the Re-Revised Proposal substantially undervalued Allergan, created significant risks and uncertainties for the stockholders of Allergan, and was not in the best interests of Allergan and its stockholders. On June 10, 2014, Allergan sent a letter to Mr. Pearson setting forth the Board’s conclusion regarding the Re-Revised Proposal and filed an updated investor presentation with the SEC with additional detail on the considerations behind the Board’s rejection. The letter that Allergan sent to Mr. Pearson read as follows:

June 10, 2014

Mr. Michael Pearson

Chairman & Chief Executive Officer

Valeant Pharmaceuticals International, Inc.

Dear Michael:

The Board of Directors of Allergan (the “Allergan Board”) has received your letter dated May 30, 2014 in which Pershing Square and Valeant made a second revised, unsolicited proposal to acquire all of the outstanding shares of Allergan for a combination of 0.83 of Valeant common shares, $72.00 in cash per share of common stock of the Company, and a Contingent Value Right (CVR) related to DARPin® sales. With the assistance of its financial advisors and legal counsel, the Allergan Board carefully reviewed the revised proposal as well as your recent presentations.

After thorough consideration, the Allergan Board has unanimously determined that your second revised proposal substantially undervalues Allergan, creates significant risks and uncertainties for the stockholders of Allergan, and is not in the best interests of Allergan and its stockholders. In addition, we do not believe your latest proposal offers sufficient or certain value to warrant discussions between Allergan and Valeant.

In reaching its conclusion, the Allergan Board considered a number of factors regarding Allergan’s standalone business, including, among others:

•	Allergan’s sales growth continues to accelerate and Allergan is generating strong, long-term organic growth fueled by innovation and sales and marketing excellence;

•	Allergan’s extensive R&D engine has a longstanding track record of producing a +25x sales return on cumulative R&D spend and has the potential to commercialize a rich pipeline with billions of dollars of revenue and profit potential;

•	Allergan has a promising outlook and expects to achieve double digit sales growth and earnings per share compounded annual growth of 20 percent over the next five years; and

•	Allergan’s strategic plan will generate approximately $14 billion in additional free cash flow over the next five years, which provides the Company with numerous potential value drivers to further increase stockholder value, in addition to Allergan’s current plan.

The Board also considered how the second revised proposal creates significant risks and uncertainties for Allergan stockholders due to, among other things:

•	Valeant’s unsustainable business model relies on serial acquisitions and cost reductions, as opposed to top-line revenue growth and operational excellence;

•	A lack of clarity surrounding Valeant’s growth potential because of Valeant’s opaque pro-forma driven financial reporting, which provides, among other things, limited insight into how past acquisitions and products are performing;

•	Valeant’s anemic growth, which Allergan believes is primarily driven by significant price increases; and

•	Valeant’s unrealistic SG&A and R&D synergy targets, which Allergan is confident would destroy Allergan’s long-term value.

As we have indicated previously, the Allergan Board has serious concerns about the large stock component of your proposal, and the recent presentations by both you and Pershing Square did nothing to address the issues we previously raised. The Allergan Board must seriously consider the many questions around the sustainability of Valeant’s business model as they directly impact the total future consideration for our stockholders.

Allergan has a track record of delivering consistently robust results and value for its stockholders, and we have strong momentum in our business. The Allergan Board believes that through continued innovation and marketing excellence, the Company will extend its track record of substantial, long-term organic growth. This is reflected in Allergan’s premium trading multiple, which significantly exceeds Valeant’s lagging multiple, as well as the revised expectations from the investment community for a standalone Allergan.

We expect that our plan will generate double digit sales growth and earnings per share compounded annual growth of 20 percent, as well as approximately $14 billion in additional free cash flow over the next five years. This provides Allergan with financial flexibility, and the Allergan Board is confident that Allergan will create significantly more value for stockholders than Valeant’s proposal.

On behalf of the Board of Directors,

/s/ David E.I. Pyott, CBE

Chairman & Chief Executive Officer

On June 11, 2014, Allergan responded to Pershing Square’s June 6, 2014 letter. In addition, Allergan offered in its June 11, 2014 letter to Pershing Square to arrange a conference call to discuss any specific interpretational questions about the Rights Agreement.

On June 12, 2014, without contacting Allergan to discuss any specific interpretational questions about the Rights Agreement, Pershing Square filed a complaint in the Delaware Court of Chancery, captioned PS Fund 1, LLC v. Allergan, Inc., C.A. No. 9760 (Del. Ch.), seeking declarations that certain actions taken in connection with the stockholder-called special meeting request will not trigger the Rights Agreement as well as an injunction against Allergan taking any steps to enforce the relevant provisions of the Rights Agreement until the Court has ruled on Pershing Square’s requested relief. On June 13, 2014, Pershing Square issued a press release regarding the filing of its complaint in Delaware.

On June 13, 2014, the Board held a meeting at which it discussed with its legal and financial advisors matters related to its rejection of the Re-Revised Proposal and the complaint filed in Delaware by Pershing Square, and the Board authorized the filing of its preliminary request revocation statement with respect to the Pershing Square Solicitation.

On June 16, 2014, Allergan filed its preliminary request revocation statement with respect to the Pershing Square Solicitation.

On June 17, 2014, Valeant hosted an investor presentation in which it stated that it would commence an exchange offer before the end of the week of June 16, and further attempted to defend its operating model. The investor presentation stated that a written response to statements about its growth and operating model would be posted later that week, but no such response was posted as of the filing of this Statement.

On June 18, 2014, Valeant and Offeror commenced the Offer by filing the Schedule TO and the Registration Statement with the SEC. Valeant also issued a press release regarding the commencement of the Offer.

On June 21, 2014, the Board met to review the formal terms of the Offer with the assistance of Allergan’s financial and legal advisors. At the meeting, each of Goldman Sachs and BofA Merrill Lynch rendered an oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of June 21, 2014 and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders (other than Offeror and Pershing Square and any of their respective affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full texts of the written opinions of each of Goldman Sachs and BofA Merrill Lynch, each dated June 21, 2014, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes B and C hereto, respectively. Goldman Sachs and BofA Merrill Lynch each provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Goldman Sachs and BofA Merrill Lynch are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. After careful consideration, including a thorough review of the terms and conditions of the Offer with Allergan’s financial and legal advisors, the Board, by unanimous vote of all of its directors, determined that the Offer is grossly inadequate, substantially undervalues Allergan, creates significant risks and uncertainties for Allergan and is not in the best interests of Allergan and its stockholders.

On June 23, 2014, Allergan filed this Statement.

Reasons for Recommendation

The Offer is based on the same terms as the unsolicited Re-Revised Proposal submitted by Valeant to Allergan on May 30, 2014 other than the fact that the Offer does not include the CVR referenced in the Revised Proposal or the Re-Revised Proposal. After careful consideration, including a thorough review of the terms and conditions of the Offer with Allergan’s financial and legal advisors, the Board has unanimously determined that the Offer is grossly inadequate, substantially undervalues Allergan, creates significant risks and uncertainties for Allergan stockholders and is not in the best interests of Allergan and its stockholders.

In reaching its determination to reject the Offer, the Board considered numerous factors in consultation with Allergan’s management and Allergan’s financial and legal advisors, including, but not limited to, the following:

1.	The Offer is Grossly Inadequate and Substantially Undervalues Allergan’s Industry-Leading Position, Financial Performance, Strong Balance Sheet, Exceptional Management and Growth Prospects

The Board believes that the Offer is grossly inadequate and substantially undervalues Allergan because it does not reflect the underlying value of Allergan’s assets, operations and prospects, including its industry-leading position and projected growth opportunities.

•	Allergan has a longstanding track record of innovation and operational excellence that has created strong and sustainable stockholder value over a substantial period of time. The Board believes that the standalone value to stockholders reflected in Allergan’s current business plan is far superior to the value offered to Allergan’s stockholders in the Offer. In this regard, the Board considered Allergan’s long and proven track record of delivering and creating value for its stockholders. Allergan has routinely delivered compelling results, achieving compound annual increases in revenue and non-GAAP diluted earnings per share (“EPS”) of approximately 15.7% and 18.4%, respectively, since 1998. Allergan has created significant value for its stockholders over the last five years, generating a 256% price return compared to a 113% price return in the S&P 500. Thus, the Board believes that Allergan’s business plan will deliver substantially greater value to its stockholders over time than would the Offer.

•

Allergan’s promising outlook should create significant near-term and long-term value for stockholders. The Board believes that Allergan is singularly positioned to capitalize on its new product innovation and operational excellence. Allergan’s current projections show EPS growth of 18 to 20% for 2014 rising to 20% to 25% in 2015. For the next five years, Allergan projects compound annual EPS growth of 20% and double-digit revenue growth. The Board believes that Allergan has developed a breadth and depth of platforms, capabilities and expertise that is poised to address the ever-expanding user base amongst its markets. The Board is particularly optimistic about how new platforms, such as

DARPin®, and Allergan’s ongoing proprietary discovery and development efforts, will further expand and diversify Allergan’s customer base and products. Allergan will provide an update to its stockholders on near-term value-driving events on or around the time of Allergan’s second quarter 2014 earnings announcement.

•	Allergan’s future prospects are driven by a robust pipeline of new products and services arising from a longstanding and successful dedication to research & development. The Board has a high degree of confidence in management’s ability to deliver significant growth in its business. This confidence is supported by Allergan’s track record of exceeding its guidance every year for the past 15 years, including through numerous business cycles. Allergan’s future prospects are underpinned by a robust line of new products and indications driven by ongoing commitment to extensive and efficient investment in research and development, which the Board believes will create substantial value for stockholders and customers. Moreover, the Board believes that no other company in the sector has as compelling a track record as Allergan in consistently and continuously providing new breakthrough technologies and creating additional value in existing products.

•	Allergan has a strong balance sheet and ample leverage capacity. The Board believes that Allergan’s cash position and current debt leverage levels allow for meaningful balance sheet flexibility that enables Allergan to use its balance sheet and cash flow strength to return capital to stockholders or invest in business development activities that will further enhance Allergan’s growth and value, among other things. Allergan’s non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the trailing 12 months as of December 31, 2013 is $2,175.8 million. Given Allergan’s current debt to EBITDA leverage level, Allergan maintains balance sheet flexibility and borrowing capacity.

2.	Valeant’s Business Model Creates Significant Risks and Uncertainties for Allergan’s Stockholders

The Board believes that the substantial Valeant Common Share component of the Offer creates significant risks and uncertainties for Allergan’s stockholders. It is important to note that the Offer is not an all-cash offer, and that it is very likely that Allergan’s stockholders will be required to accept shares of Valeant Common Shares in the Offer.

•	Valeant’s acquisition-based revenue growth is unsustainable. The Board believes that Valeant’s business model relies heavily on serial acquisitions and cost reductions, which curtail organic revenue growth and innovation. In order for Valeant to maintain its market value, it must continue to make increasingly large acquisitions to mask its weak underlying organic revenue growth. The Board believes that this model is fundamentally flawed and unsustainable. The Board believes that the current market value of Valeant Common Shares is based upon a market expectation of future acquisitions to generate growth in excess of what it could deliver organically. Due to the limited universe of potential acquisition opportunities capable of delivering sustained growth at that level, the Board firmly believes that the market will at some point reduce its growth expectations for Valeant and the value of Valeant Common Shares will suffer, perhaps significantly.

•	Valeant’s anemic organic growth is driven by unsustainable price increases. The Board believes that Valeant’s limited organic growth is driven by substantial price increases for many of its major products. Valeant has substantially increased pricing of its products in the last year, including multiple price increases for a number of its products. The Board believes this approach to growth is unsustainable.

•

Valeant’s projected synergies claims are aggressive, and Valeant’s lack of investment would put Allergan’s core business at risk under Valeant’s ownership. Valeant has stated that it would decrease Allergan’s non-GAAP selling, general and administrative expenses (“SG&A”) by approximately 75% and slash Allergan’s non-GAAP research and development (“R&D”) investments by approximately 87%, as compared to Allergan’s 2013 actual numbers. If Valeant attempted to achieve its stated SG&A and R&D cuts, the Board believes it would destroy Allergan’s long-term value and, as a result, adversely affect the value of the Valeant Common Shares that would be issued to Allergan stockholders in connection with the Offer. The Board believes Valeant has greatly understated the R&D investment required to maintain Allergan’s post-approval product maintenance, product line extensions, and late-phase products, which represent a substantial part of the foundation of Allergan’s success. The Board believes that this slash-and-cut approach to its R&D will put Allergan’s core business at risk. Given Valeant’s stated synergies, the Board believes that it is exceedingly unlikely that Valeant will be able to foster the DARPin® product to reach its potential.

•	Valeant discloses far less in its financial statements than Allergan and its industry peers. Unlike Allergan and many of its peers, Valeant does not provide revenue detail based on products or brands, the contribution of individual products to variance, and any qualitative discussion of existing products or brands. Further, the Board believes the magnitude and regularity of Valeant’s non-GAAP adjustments far exceed those made by its industry peers and that these adjustments are made with the explicit intent to mask the organic growth of the underlying business and, hence, inflate Valeant’s share price. This lack of transparency in Valeant’s financial reporting means that it is difficult for Allergan’s stockholders to ascertain the appropriate value of Valeant Common Shares that comprise a significant portion of the consideration proposed to be paid pursuant to the Offer.

•	Valeant’s R&D capabilities pale when compared to Allergan’s track record of innovation and value creation. Allergan’s R&D investments have yielded substantial returns and are projected to continue to do so. Allergan’s R&D spend of approximately $7 billion from 1992 to 2013 resulted in cumulative sales of approximately $50 billion during the same period. Allergan estimates that the additional sales potential associated with its R&D spend from 2014 to 2024 will be approximately $120 billion, which represents a cumulative sales return of greater than 25 times since 1992. The Board believes that Valeant, on the other hand, has only launched products representing insignificant revenue opportunities. Furthermore, because Valeant does not disclose revenue at a product level, it is impossible to compare Valeant’s guidance on product sales to actual sales achieved.

3.	The Urgency of the Offer Disadvantages Allergan’s Stockholders

The Board believes that Valeant’s urgency in launching the Offer evidences its desperation to acquire Allergan to mask its continued weak organic growth. Valeant’s business model focuses on serial acquisitions and cost reductions, and not on top-line revenue growth and operational excellence. Thus, the Board believes that Valeant needs to complete the Allergan transaction or another significant transaction quickly to support its current stock price. In contrast, Allergan’s continued strong performance and long-term projections suggest that the urgency of the Offer benefits Valeant, not Allergan’s stockholders. Allergan has already received three unsolicited bids (each proposing more than the last) from Valeant without any engagement or providing any confidential information to Valeant, and the Board believes that Allergan will maximize long-term stockholder value by rejecting the Offer.

4.	Valeant and Pershing Square Have Used Highly Questionable Tactics in an Attempt to Facilitate a Series of Grossly Inadequate Proposals

Valeant’s co-bidder, Pershing Square only recently became a stockholder of Allergan in 2014, after a rapid and originally undisclosed accumulation of beneficial ownership of approximately 9.7% of Allergan’s Common Stock. When Pershing Square acquired beneficial ownership of its shares of Common Stock, it knew but did not disclose to other Allergan stockholders or those from whom it purchased such shares that Valeant was planning to announce an unsolicited proposal to acquire Allergan. Pershing Square has announced an agreement with Valeant under which Pershing Square would receive a fixed number of Valeant Common Shares and no cash if a transaction between Valeant and Allergan occurs. As such, your Board believes that Pershing Square is incentivized to have Valeant pay the lowest possible price to acquire Allergan.

5.	The Quantity and Nature of the Offer’s Conditions Create Significant Uncertainty and Risk

The Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in “Item 2. Identity and Background of Filing Person – Offer” above and in Annex A attached hereto, the Offer is subject to a litany of conditions, including, among others, the following conditions:

•	the Minimum Tender Condition;

•	the Anti-Takeover Devices Condition;

•	the Valeant Shareholder Approval Condition;

•	the Competition Laws Condition (including the HSR Condition);

•	the Stock Exchange Listing Condition;

•	the Registration Statement Condition;

•	the No Injunction Condition; and

•	the No Allergan Material Adverse Effect Condition.

The Board believes that the effect of these, and other numerous conditions, is that Allergan’s stockholders cannot be assured that Valeant will be able to consummate the Offer. The conditions to the Offer are for the sole benefit of Valeant and may be asserted by Valeant regardless of the circumstances (including any action or inaction by Valeant) giving rise to any such conditions or may be waived by Valeant in whole or in part at any time and from time to time in Valeant’s sole discretion.

Additionally, the HSR Condition, Registration Statement Condition, Valeant Shareholder Approval Condition, Stock Exchange Listing Condition and Anti-Takeover Devices Condition are not waivable by Valeant. Therefore, Valeant cannot accept for exchange any Shares tendered in the Offer until all of these conditions are satisfied. None of these conditions is satisfied as of the date of this Statement and it is uncertain whether and when these conditions will be satisfied, if at all.

Moreover, Allergan has been advised by counsel that certain of these conditions are not capable of being satisfied.

6.	Allergan Has Received an Inadequacy Opinion From Each of its Financial Advisors

The Board considered the fact that on June 21, 2014, each of Goldman Sachs and BofA Merrill Lynch rendered an oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders (other than Offeror, Pershing Square and any of their respective affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full texts of the written opinions of each of Goldman Sachs and BofA Merrill Lynch, each dated June 21, 2014, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes B and C hereto, respectively. Each of Goldman Sachs and BofA Merrill Lynch provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Goldman Sachs and BofA Merrill Lynch are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

Accordingly, based on the foregoing reasons, the Board unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

Intent to Tender

To the knowledge of Allergan after making reasonable inquiry, none of Allergan’s directors or executive officers or any affiliate or subsidiary of Allergan currently intends to tender any Shares in the Offer or sell any Shares that such person or entity holds of record or beneficially owns.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Persons Retained to Make Solicitations or Recommendations in Connection with the Offer

Allergan has retained Goldman Sachs and BofA Merrill Lynch to act as financial advisors to Allergan in connection with the Offer and related matters.

Allergan has agreed to pay Goldman Sachs (x) five quarterly advisory fees of $6.0 million per quarter, which quarterly advisory fees will be payable whether or not the Offer is withdrawn, and (y) in connection with certain sale transactions involving Allergan, including the Offer (if consummated), a transaction fee equal to 0.08% of the aggregate consideration paid (including the debt of Allergan assumed) in such transaction, less the aggregate amount of the previously paid quarterly advisory fees, if such transaction is consummated within an agreed period. The quarterly advisory fees will no longer be payable upon execution of a definitive agreement for, or consummation of, such transaction. Allergan has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Allergan, Valeant, any of their respective affiliates, including Pershing Square, the investment manager of Offeror, and its affiliates and third parties, or any currency or commodity that may be involved in the Offer. During the prior two year period ended June 21, 2014, Goldman Sachs has provided certain financial advisory and/or underwriting services to Allergan and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Allergan in connection with the acquisition of MAP Pharmaceuticals, Inc. in March 2013, as joint bookrunner with respect to a public offering by Allergan of 1.350% Notes due 2018 (aggregate principal amount $250 million) and 2.800% Notes due 2023 (aggregate principal amount $350 million) in March 2013, and as financial advisor to Allergan in connection with the sale of its obesity intervention business in October 2013. During the prior two year period ended June 21, 2014, Goldman Sachs also has provided certain financial advisory and/or underwriting services to Valeant and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to a high yield offering by Valeant of 6.375% senior notes due 2020 ($2.25 billion aggregate principal amount) in September 2012, as joint lead arranger with respect to a term loan provided to Valeant (aggregate principal amount of $1.0 billion) in September 2012, as sole lead arranger on an acquisition bridge financing provided to Valeant (aggregate principal amount of $9.275 billion) in June 2013, as joint lead arranger and joint bookrunner with respect to a senior secured term loan provided to Valeant (aggregate principal amount of $4.3 billion) in June 2013, as sole bookrunning manager with respect to a public offering by Valeant of $2.3 billion of Valeant Common Shares in June 2013, and as joint bookrunner with respect to a high yield offering by Valeant of 6.75% senior unsecured notes due 2018 (aggregate principal amount $1.6 billion) and 7.50% senior unsecured notes due 2021 (aggregate principal amount $1.625 billion) in June 2013. During the prior two year period ended June 21, 2014, Goldman Sachs has not been engaged to provide any financial advisory and/or underwriting services to Pershing Square and/or its affiliates for which its Investment Banking Division has received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Allergan, Valeant and their respective affiliates, including Pershing Square and its affiliates, for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Pershing Square and its affiliates from time to time and may have invested in limited partnership units of affiliates of Pershing Square from time to time and may do so in the future.

Allergan has agreed to pay BofA Merrill Lynch (x) five quarterly advisory fees of $6.0 million per quarter, which quarterly advisory fees will be payable whether or not the Offer is withdrawn, (y) a fee of $2.0 million in respect of each opinion rendered by BofA Merrill Lynch, and (z) in connection with certain sale transactions involving Allergan, including the Offer (if consummated), a transaction fee equal to 0.08% of the aggregate consideration paid (including the debt of Allergan assumed) in such transaction, less the aggregate amount of the previously paid opinion fees and quarterly advisory fees, if such transaction is consummated within an agreed period. The quarterly advisory fees will no longer be payable upon execution of a definitive agreement for, or consummation of, such transaction. In addition, Allergan has agreed to reimburse BofA Merrill Lynch for certain expenses arising out of or in connection with the engagement and to indemnify BofA Merrill Lynch against certain liabilities relating to or arising out of the engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Allergan, Valeant, Pershing Square and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Allergan and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Allergan in connection with an acquisition transaction, (ii) having acted as a book runner for a debt offering of Allergan, (iii) having acted or acting as documentation agent for, and lender under, certain credit facilities and letters of credit of Allergan and certain of its affiliates and (iv) having provided or providing certain treasury and management services and products to Allergan.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Valeant and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Valeant in connection with an acquisition transaction, (ii) having acted as book runner or manager for various debt offerings of Valeant and certain of its affiliates, (iii) having acted or acting as a book runner and arranger for, and lender under, certain credit facilities, term loans and letters of credit of Valeant and certain of its affiliates and (iv) having provided or providing certain treasury and management services and products to Valeant.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Pershing Square and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted as an underwriter for a secondary offering of common shares of a public company by affiliates of Pershing Square.

Allergan has engaged Innisfree to provide consulting, analytic and information agent services in connection with the Offer. Allergan has agreed to pay customary compensation for such services. In addition, Allergan has agreed to reimburse Innisfree for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Allergan has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. Allergan has agreed to pay customary compensation for such services. In addition, Allergan has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Allergan has retained Alvarez & Marsal to provide financial consulting and forensic accounting services. Allergan has agreed to pay customary compensation for such services. In addition, Allergan has agreed to reimburse Alvarez & Marsal for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Allergan has retained FTI Consulting to provide financial consulting and forensic accounting services. Allergan has agreed to pay customary compensation for such services. In addition, Allergan has agreed to reimburse FTI Consulting for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as described above, neither Allergan nor any person acting on its behalf has employed, retained or agreed to compensate, or intends to employ, retain or agree to compensate, any person to make solicitations or recommendations in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.

Except as described below and except for scheduled vesting of outstanding option awards and RSUs, during the past 60 days, no transaction with respect to the Shares has been effected by Allergan or, to Allergan’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction (1)	Number of Shares	Price per Share
Timothy D. Proctor	June 13, 2014	Acquisition of Phantom Stock Units	15.45	$161.79
Timothy D. Proctor	June 13, 2014	Acquisition of Phantom Stock Units	0.12	$161.79
Trevor M. Jones	June 13, 2014	Acquisition of Phantom Stock Units	7.73	$161.79
Trevor M. Jones	June 13, 2014	Acquisition of Phantom Stock Units	2.18	$161.79
Michael R. Gallagher	June 13, 2014	Acquisition of Phantom Stock Units	15.45	$161.79
Michael R. Gallagher	June 13, 2014	Acquisition of Phantom Stock Units	6.49	$161.79
Deborah Dunsire	June 13, 2014	Acquisition of Phantom Stock Units	15.45	$161.79
Deborah Dunsire	June 13, 2014	Acquisition of Phantom Stock Units	2.48	$161.79
Deborah Dunsire	June 11, 2014	Acquisition of Phantom Stock Units	15.32	$163.18
Timothy D. Proctor	June 9, 2014	Acquisition of Phantom Stock Units	15.23	$164.15
Trevor M. Jones	June 9, 2014	Acquisition of Phantom Stock Units	15.23	$164.15
Michael R. Gallagher	June 9, 2014	Acquisition of Phantom Stock Units	15.23	$164.15
Deborah Dunsire	June 9, 2014	Acquisition of Phantom Stock Units	15.23	$164.15
Timothy D. Proctor	June 4, 2014	Acquisition of Phantom Stock Units	15.1	$165.60
Trevor M. Jones	June 4, 2014	Acquisition of Phantom Stock Units	7.55	$165.60
Michael R. Gallagher	June 4, 2014	Acquisition of Phantom Stock Units	15.1	$165.60
Deborah Dunsire	June 4, 2014	Acquisition of Phantom Stock Units	15.1	$165.60
Timothy D. Proctor	May 29, 2014	Acquisition of Phantom Stock Units	15.77	$158.50
Trevor M. Jones	May 29, 2014	Acquisition of Phantom Stock Units	7.89	$158.50
Michael R. Gallagher	May 29, 2014	Acquisition of Phantom Stock Units	15.77	$158.50
Deborah Dunsire	May 29, 2014	Acquisition of Phantom Stock Units	15.77	$158.50
Timothy D. Proctor	May 26, 2014	Acquisition of Phantom Stock Units	15.15	$165.02
Trevor M. Jones	May 26, 2014	Acquisition of Phantom Stock Units	7.57	$165.02
Michael R. Gallagher	May 26, 2014	Acquisition of Phantom Stock Units	15.15	$165.02
Deborah Dunsire	May 26, 2014	Acquisition of Phantom Stock Units	15.15	$165.02

(1)	Under Allergan’s Deferred Directors’ Fee Program, directors may elect to defer all or a portion of their meeting fees until termination of their status as a director. Deferred amounts are treated as having been invested in Common Stock, such that on the date of deferral the director is credited with a number of phantom shares of Common Stock equal to the amount of fees deferred divided by the market price of a Share as of the date of deferral. Upon termination of the director’s service on our Board, the director will receive Shares equal to the number of phantom shares of Common Stock credited to such director under the Deferred Directors’ Fee Program.

Item 7.	Purposes of the Transaction, Plans or Proposals.

For the reasons discussed in “Item 4. The Solicitation or Recommendation – Reasons for Recommendation” above, the Board unanimously determined that the Offer is grossly inadequate, substantially undervalues Allergan, creates significant risks and uncertainties for Allergan stockholders and is not in the best interests of Allergan or its stockholders and that the interests of the stockholders will be best served by Allergan continuing to pursue its independent strategic plan. Except as set forth in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, Allergan is not now undertaking or engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of Allergan’s securities by Allergan, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Allergan or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Allergan or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Allergan.

Notwithstanding the foregoing, the Board has determined that disclosure with respect to the possible terms of any transaction or proposals that might result from or be made during any of the negotiations referred to in this Item 7 might jeopardize continuation of any such negotiations. Accordingly, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Except as described above or otherwise set forth in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of Allergan’s securities by Allergan, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Allergan or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Allergan or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Allergan.

Item 8.	Additional Information.

Litigation

Shareholder Derivative Suits

On May 5, 2014, the City of Westland Police & Fire Retirement System filed a purported stockholder class action complaint in the Delaware Court of Chancery against Allergan and its directors, challenging the Board’s interpretation of an amendment to the Charter, and seeking a declaration that the amendment would not preclude stockholders from acting by written consent to remove and replace Allergan’s directors outside of the annual meeting to elect directors; that the proxy disclosure issued in connection with the amendment was incorrect and/or misleading; and that the Allergan directors breached their fiduciary duties in issuing the disclosure. The complaint also sought an order directing the Board to issue a supplemental corrective disclosure regarding the amendment, among other relief. On May 14, 2014, the City of Westland Police & Fire Retirement System filed a motion for expedited proceedings on the action for declaratory judgment. On May 21, 2014, the Delaware Court of Chancery denied the City of Westland Police & Retirement System’s motion for expedited proceedings. On June 2, 2014, Allergan and its directors moved to dismiss the complaint.

On May 20, 2014, the Police Retirement System of St. Louis filed a stockholder class action complaint in the Delaware Court of Chancery against Allergan and its directors seeking declaratory relief preventing the Board from considering constituencies other than stockholders in evaluating a takeover proposal by Pershing Square and Valeant. The complaint alleged that Article 16 of the Charter, which permits the Board to consider all constituencies when evaluating whether to sell Allergan, conflicts with the Board’s fiduciary duty to maximize stockholder value and therefore cannot be relied upon in sale deliberations, and sought a finding that Article 16 of the Charter is contrary to Delaware law and requested an injunction preventing the Board from responding to Valeant’s takeover proposal without having stockholders’ interests as their sole consideration, among other relief.

On May 23, 2014, the City of Riviera Beach Police Officers Pension Fund filed a stockholder class action complaint in the Delaware Court of Chancery against Allergan and its directors. The allegations were substantially similar to those in the City of Westland Police & Fire Retirement System action. The complaint sought a declaratory judgment that: (i) Allergan stockholders could fill vacancies on the Board pursuant to Delaware law, notwithstanding the Board’s interpretation of an amendment to the Charter; and (ii) that the amendment would not preclude stockholders from acting by written consent to remove and replace Allergan’s directors outside of the annual meeting to elect directors. The complaint further alleged that the Board had breached its fiduciary duty by interpreting the amendment in a misleading and/or incorrect way.

On June 13, 2014, the Delaware Court of Chancery consolidated the City of Westland Police & Fire Retirement System, Police Retirement System of St. Louis and City of Riviera Beach Police Officers Pension Fund actions under the caption In re Allergan, Inc. Stockholder Litigation. On June 17, 2014, the plaintiffs in the consolidated class action (“Plaintiffs”) filed a verified consolidated class action complaint. The consolidated action sought declaratory judgments that: (i) the Board may only consider the maximization of stockholder value in responding to a takeover proposal and may not rely on Article 16 of the Charter to consider all constituencies in deciding whether to sell Allergan; (ii) Allergan’s stockholders may remove and replace the entire Board in a single special meeting notwithstanding the Board’s interpretation of an amendment to the Charter; (iii) soliciting proxies to call a special meeting would not trigger the Rights issued pursuant to the Rights Agreement; and (iv) exercising statutory rights under Delaware law to replace directors would not trigger the Rights issued pursuant to the Rights Agreement. The complaint further alleged that the Board breached its fiduciary duty to the extent that the proxy disclosure issued in connection with the amendment to the Charter was incorrect and/or misleading and sought injunctive relief to the extent the Rights Agreement precludes the solicitation of proxies or the exercise of stockholder rights. On June 18, 2014, Plaintiffs filed a motion for summary judgment on two counts contained in the consolidated class action complaint. Allergan plans to oppose this motion.

PS Fund 1, LLC Action

On June 13, 2014, PS Fund 1, LLC (“PS Fund 1”), an entity affiliated with Pershing Square and Valeant, commenced an action in the Delaware Court of Chancery seeking declaratory and injunctive relief, including, among other things, a declaration that (1) communications among PS Fund 1 or Pershing Square and other Allergan stockholders would not trigger the Rights issued pursuant to the Rights Agreement, or alternatively (2) the relevant provisions of the Rights Agreement are invalid as a matter of law. On the same date, PS Fund 1 filed a motion seeking to expedite the resolution of the litigation. On June 18, 2014, Allergan filed an opposition to PS Fund 1’s motion for expedited proceedings.

On June 19, 2014, at a hearing on PS Fund 1’s motion for expedited proceedings, the Court of Chancery granted PS Fund 1’s motion and scheduled a hearing date of July 7, 2014 for PS Fund 1’s motion for summary judgment and Allergan’s motion to dismiss.

Information Regarding Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each Allergan named executive officer that is based on or otherwise relates to the Offer and the Second-Step Merger.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, Allergan has assumed:

•	A closing date for the Offer and the Second-Step Merger of June 20, 2014; and

•	With respect to each named executive officer, a termination of employment (i) by Allergan (or a successor entity) other than for “cause” or (ii) in which the executive voluntarily terminates his or her employment in the case of a material reduction or adverse modification of the executive’s overall compensation or a material change of the executive’s duties.

Name	Cash ($) (1)	Equity ($) (2)	Pension/Non- Qualified Deferred Compensation ($) (3)	Perquisites / Benefits ($) (4)	Total ($)
David Pyott	10,861,350	69,987,028	1,394,886	67,191	82,310,455
Douglas Ingram	4,181,800	9,629,555	430,814	103,102	14,345,271
Jeffrey Edwards	3,735,000	9,701,741	410,755	67,213	13,914,709
Scott Whitcup	3,735,000	11,907,456	470,301	34,789	16,147,546
Julian Gangolli	2,922,300	8,646,014	331,013	64,462	11,963,789

(1)	Amount represents the cash severance that the named executive officer is eligible to receive under Allergan’s Change in Control Policy (the “CIC Policy”), as well as the named executive officer’s 2014 cash bonus under either Allergan’s Management Bonus Plan or Allergan’s Executive Bonus Plan (collectively, the “Bonus Plans”).

Cash severance would be payable in a lump sum upon a double-trigger “qualifying termination,” which means a termination of the executive’s employment (i) within two years after the date of a “change in control” (a) by Allergan (or a successor entity) other than for “cause,” death or disability, or (b) in which the executive voluntarily terminates his or her employment in the case of a material reduction or adverse modification of the executive’s overall compensation or a material change of the executive’s duties or (ii) within the 55 day period ending on the date of a change in control, where it is determined that such termination (a) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change in control and who subsequently effectuates a change in control or (b) otherwise occurred in connection with, or in anticipation of, a change in control which actually occurs.

In any such event, each named executive officer would be entitled to receive a cash payment equal to three times the sum of (i) the executive’s highest annual salary rate within the five-year period preceding termination and (ii) a bonus payment equal to the executive’s target annual bonus for the year in which the qualifying termination occurs.

In addition, under the Bonus Plans, if a change in control occurs, the executive’s award under the applicable Bonus Plan will be prorated to the effective date of the change in control and all performance objectives will be deemed to be met at the greater of 100% of the performance objectives or actual prorated year-to-date performance. Payment under the Bonus Plans would be based on a “single trigger”, i.e., the occurrence of a change in control (the Offer and the Second-Step Merger), subject to continued employment through the change in control date.

The following table quantifies each separate form of cash compensation included in the aggregate total reported in the column. With respect to the payment under the Bonus Plans, the table quantifies the bonus that would be paid upon achievement of 100% of the performance objectives, as Allergan’s actual performance through the assumed closing date is not yet determinable.

Name	Base Salary Severance ($)	Bonus Component of Severance ($)	2014 Bonus ($)
David Pyott	4,218,000	5,694,300	949,050
Douglas Ingram	2,163,000	1,730,400	288,400
Jeffrey Edwards	1,992,000	1,494,000	249,000
Scott Whitcup	1,992,000	1,494,000	249,000
Julian Gangolli	1,719,000	1,031,400	171,900

(2)	Pursuant to the terms and conditions of Allergan’s outstanding equity award arrangements, each named executive officer would be entitled to accelerated vesting of his outstanding Allergan equity awards (i) pursuant the occurrence of a change in control (the Offer and the Second-Step Merger) if the equity awards are not assumed or substituted or (ii) if the equity awards are assumed or substituted, upon a qualifying termination.

For purposes of the equity awards held by the named executive officers, a “qualifying termination” includes those terminations specified in clause (i) of footnote (1) above, as well as a material relocation or a material breach by the company of any agreement with the executive pursuant to which he provides services, in either case, that occurs within 24 months after a change in control.

The following table quantifies the value of the unvested Allergan stock options, restricted stock awards and restricted stock units held by the named executive officers (assuming the occurrence of a change in control and qualifying termination of employment on the closing date), and a price per Share of $163.47, which equals the average closing market price of the Common Stock (rounded up to the nearest whole cent) over the first two business days following the first public announcement of the Offer (June 18, 2014) and prior to filing this Statement.

Name	Number of Unvested Stock Options (#)	Value of Unvested Stock Options ($)	Number of Restricted Stock Awards (#)	Value of Restricted Stock Awards ($)	Number of Restricted Stock Units (#)	Value of Restricted Stock Units ($)
David Pyott	734,756	43,014,478	—	—	165,000	26,972,550
Douglas Ingram	169,431	9,629,555	—	—	—	—
Jeffrey Edwards	165,565	9,701,741	—	—	—	—
Scott Whitcup	192,315	11,907,456	—	—	—	—
Julian Gangolli	137,729	8,155,604	3,000	490,410	—	—

(3)	Under Allergan’s supplemental retirement plans, in the event of a “double trigger” termination for any reason within two years following a change in control, each executive will receive a lump sum payment of accrued benefits under the plans based on a more favorable 3.6% discount rate (rather than based on a 5.01% discount rate). This column quantifies this benefit enhancement and does not quantify any amounts with respect to Allergan’s defined benefit retirement plan or the Allergan Executive Deferred Compensation Plan, because none of the named executive officers would be entitled to a benefit enhancement under either of these plans in connection with the Offer and the Second-Step Merger.
(4)	Under the CIC Policy, upon a “double trigger” qualifying termination as described in footnote (a) above, the named executive officer is entitled to receive (i) company-paid continuation of medical, dental and vision benefits for a three-year period and (ii) outplacement benefits of a type and duration generally provided to employees at the named executive officer’s level.

The following table quantifies each separate perquisite included in the aggregate total reported in the column.

Name	Continued Healthcare Coverage ($)	Outplacement ($)
David Pyott	52,191	15,000
Douglas Ingram	88,102	15,000
Jeffrey Edwards	52,213	15,000
Scott Whitcup	19,789	15,000
Julian Gangolli	49,462	15,000

Narrative Disclosure to Golden Parachute Compensation Table

Change of Control Policy.

Each of Allergan’s named executive officers is a participant in the CIC Policy, which provides certain benefits in the event of a change in control. Under the CIC Policy, if the executive experiences a qualifying termination, the executive is entitled to:

•	a cash payment equal to three times the sum of (i) the executive’s highest annual salary rate within the five-year period preceding termination and (ii) a bonus payment equal to the executive’s target annual bonus for the year in which the qualifying termination occurs (to be calculated assuming 100% performance of applicable objectives), payable in a lump sum on the 55th day after such termination; provided, however, that if the executive’s severance payment under an applicable (non-change in control) severance plan or policy would be higher than the foregoing payment, then the executive’s cash severance payment would be equal to the amount determined in accordance with the applicable plan or policy;

•	company-paid continuation of medical, dental and vision benefits for a three-year period; and

•	outplacement benefits of a type and duration generally provided to employees at the named executive officer’s level.

The foregoing payments and benefits are subject to the executive’s execution of a release of claims against the company that becomes irrevocable prior to the 55th day following such executive’s qualifying termination. The CIC Policy prohibits excise tax gross-ups and certain benefit enhancements, such as pension credits, in the event of qualifying terminations following a change in control.

Bonus Plans. Under the Bonus Plans, if a change in control occurs during any year in which a participant is eligible to receive a bonus award under the plan, such bonus award will be prorated to the effective date of the change in control and all performance objectives set by the Organization and Compensation Committee of the Board will be deemed to be met at the greater of 100% of the performance objective or actual prorated year-to-date performance. Payments would be made within 30 days after the effective date of the change in control (subject to continued employment through the change in control date).

Pension Plan. Under Allergan’s supplemental retirement plans, in the event of a change in control (assuming such event also constitutes a “change in control” for purposes of Internal Revenue Code Section 409A) and a participant is terminated within two years following such event, the participant will receive a lump sum payment of accrued benefits under the plans based on a more favorable 3.6% discount rate (rather than based on a 5.01% discount rate). Termination under Allergan’s supplemental retirement plans can be for any reason whatsoever, voluntary or involuntary.

Equity Award Treatment. Pursuant to the terms and conditions of Allergan’s currently-outstanding nonqualified stock option, restricted stock unit and restricted stock awards held by the named executive officers, vesting will be accelerated upon a change in control only if the executive experiences a qualifying termination, or if the acquiring company does not convert the awards to awards of the acquiring company with equivalent value. For purposes of these equity awards, a “qualifying termination” includes those terminations specified in the CIC Policy, as well as a material relocation or a material breach by the company of any agreement with the holder of the award pursuant to which he provides services, in either case, that occurs within 24 months after a change in control.

Delaware Takeover Statute

The Offer is subject to satisfaction of the Anti-Takeover Devices Condition. Please see “Item 2. Identity and Background of Filing Person – Offer” and Annex A attached hereto for more information regarding conditions to the Offer.

In general, Section 203 of the DGCL prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time at which such stockholder became an interested stockholder unless (1) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder (2) upon completion of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (3) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, (1) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 of the DGCL by (in addition to any other required vote) the affirmative vote of a majority of the shares entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to its adoption, (2) such corporation does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or (3) the business combination is proposed by an interested stockholder prior to the completion or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of the DGCL of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

Further, under Article 15 of the Charter, in addition to any affirmative vote required by applicable law or specified in any agreement, the approval of a “business combination” (defined to include a merger such as the Second-Step Merger) with an “interested stockholder” (generally defined as an owner of 5% or more of Allergan’s outstanding voting stock) that has not been approved by a majority of the “independent directors” (defined as the members of the Board who were directors of Allergan prior to any person becoming an interested stockholder or were recommended for election or elected to succeed such directors by a majority of such directors) prior to the date that such stockholder became an interested stockholder, requires the affirmative vote of the holders of not less than a majority of the then-outstanding shares held by persons other than the interested stockholder. With respect to Article 15 of the Charter, the Offer is conditioned on a majority of the independent directors (within the meaning of Article 15 of the Charter) having determined, on the basis of information known to them after reasonable inquiry, that Valeant is not an interested stockholder within the meaning of Article 15 of the Charter, or Article 15 having been otherwise rendered inapplicable to the Offer and the Second-Step Merger.

Other State Takeover Laws

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Second-Step Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Second-Step Merger, Valeant might be required to file certain information with, or receive approvals from, the relevant state authorities or holders of Shares. According to the Registration Statement, in addition, Valeant might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Second-Step Merger. According to the Registration Statement, in such case, Valeant may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer. Please see “Item 2. Identity and Background of Filing Person – Offer” and Annex A attached hereto for more information regarding conditions to the Offer.

United States Antitrust Clearance

Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), transactions that meet certain monetary thresholds must be reported to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”), and may not be consummated until the applicable statutory waiting period has expired or terminated.

According to the Registration Statement, Valeant expects to file a Notification and Report Form with respect to the Offer and the Second-Step Merger with the FTC and the DOJ and to request early termination of the HSR Act waiting period. Under the provisions of the HSR Act applicable to the Offer, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., Eastern Time, 15 calendar days following Valeant’s filing of a Premerger Notification and Report Form, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Eastern Time, on the next regular business day. Before such time, however, either the FTC or the Antitrust Division may extend the waiting period by issuing a Request for Additional Information (a “Second Request”) from Valeant. If a Second Request is made, the waiting period will expire at 11:59 p.m., Eastern Time, on the tenth calendar day after Valeant certifies substantial compliance with such request, unless otherwise extended by agreement or court order.

The Antitrust Division and the FTC routinely assess the potential competitive effects of transactions reported under the HSR Act such as the acquisition of Shares by Offeror pursuant to the Offer and the Second-Step Merger. At any time before or after the purchase of Shares pursuant to the Offer by Offeror, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the purchase of Shares pursuant to the Offer, the divestiture of Shares purchased pursuant to the Offer or the divestiture of assets of Allergan, Offeror, Valeant or their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or the Second-Step Merger on antitrust grounds will not be made or that, if such a challenge is made, as to the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, or if the FTC, the Antitrust Division, a state attorney general, or a private party obtains an order enjoining the purchase of Shares, then Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not previously purchased pursuant to the Offer. Additionally, Offeror may terminate the Offer if any action, injunction, order or decree becomes applicable to the Offer, the acceptance for payment of or payment for the Shares or the Second-Step Merger that seeks to restrain or prohibit the exercise of Offeror’s full rights of ownership or operation by Offeror or any of its subsidiaries or affiliates of all or any portion of Offeror’s business or assets or those of Allergan or any of Offeror’s or Allergan’s respective subsidiaries or affiliates. Please see “Item 2. Identity and Background of Filing Person – Offer” and Annex A attached hereto for more information regarding conditions to the Offer.

Regulatory Approvals

According to the Registration Statement, in addition to the approvals and clearances described in the Competition Laws Condition, the Offer and the Second-Step Merger may also be subject to review by government authorities and other regulatory agencies, including in jurisdictions outside the U.S. In the

Registration Statement, Valeant provides that it intends to identify such authorities and jurisdictions as soon as practicable and to file as soon as possible thereafter all notifications that it determines are necessary or advisable under the applicable laws, rules and regulations of the respective identified authorities, agencies and jurisdictions for the consummation of the Offer and/or the Second-Step Merger and to file all post-completion notifications that it determines are necessary or advisable as soon as possible after completion has taken place.

Appraisal Rights

Appraisal rights are not available in the Offer. If the Second-Step Merger is consummated, holders of Shares at the effective time of the merger who do not vote in favor of, or consent to, the Second-Step Merger and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares (the “Dissenting Shares”). Under Section 262 of the DGCL, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Second-Step Merger, and to receive payment of that fair value in cash, together with interest, if any, which, unless otherwise determined by the court for good cause shown, shall be at the rate of 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment, compounded quarterly. Any judicial determination of the fair value of Dissenting Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Second-Step Merger or the market value of the Shares. The value so determined could be more or less than, or the same as, the price per Share to be paid in the Second-Step Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Second-Step Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Rights Agreement

The Rights Agreement to which Allergan is a party was not intended to prevent an acquisition of Allergan on terms that the Board considers favorable to, and in the best interests of, all Allergan stockholders. Rather, the Rights Agreement aimed to provide the Board with adequate time to fully assess and respond to any proposal. On April 22, 2014, the Board declared a dividend of one Right for each outstanding Share. The dividend was payable on May 8, 2014 (the “Record Date”) to the stockholders of record on that date.

Each holder of a Share as of the Record Date received a dividend of one Right per Share. Each Right entitles the registered holder to purchase from Allergan one one-thousandth of a share of Series A Junior Participating Preferred Stock of Allergan, par value $0.01 per share (the “Preferred Stock”), at a price of $500.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment.

Until the Distribution Date, the Rights will be evidenced, with respect to any of the certificates for Shares outstanding as of the Record Date, by such certificates for Shares. Under the Rights Agreement, the “Distribution Date” is the earlier to occur of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Common Stock (including certain synthetic equity positions created by derivative securities) (an “Acquiring Person”) or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person.

The Rights will be transferred only with the Common Stock until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire at 8:00 a.m. Eastern Time on April 22, 2015 (the “Final Expiration Date”), unless the Final Expiration Date is amended or unless the Rights are earlier redeemed or exchanged by Allergan, in each case as described below.

If any person or group becomes an Acquiring Person (with certain limited exceptions), each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, Allergan were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board may cause Allergan to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for shares of Common Stock at an exchange rate of one share of Common Stock per Right (subject to adjustment).

The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”), by the Board at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Any of the provisions of the Rights Agreement may be amended by the Board, or a duly authorized committee thereof, for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, Allergan may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person). Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of Allergan, including, without limitation, the right to vote or to receive dividends.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which was previously filed with the SEC as Exhibit 4.1 to Allergan’s current report on Form 8-K filed on April 23, 2014, and is incorporated herein by reference.

Consummation of the Offer is conditioned upon the Board redeeming the Rights, or those Rights being otherwise rendered inapplicable to the Offer and the Second-Step Merger in the reasonable judgment of Valeant. Please see “Item 2. Identity and Background of Filing Person – Offer” and Annex A attached hereto for more information regarding conditions to the Offer.

On June 21, 2014, the Board adopted a resolution deferring the occurrence of a Distribution Date until such date in the future as the Board may hereafter designate as the Distribution Date. Such deferral of the Distribution Date, however, does not alter the consequences of a person becoming an Acquiring Person.

Forward-Looking Statements

This Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, including but not limited to, Allergan’s earnings per share, product net sales, revenue forecasts and any other statements that refer to Allergan’s expected, estimated or anticipated future results. Because forecasts are inherently estimates that cannot be made with precision, Allergan’s performance at times differs materially from its estimates and targets, and Allergan often does not know what the actual results will be until after the end of the applicable reporting period.

All forward-looking statements in this Statement reflect Allergan’s current analysis of existing trends and information and represent Allergan’s judgment only as of the date of this Statement. Actual results may differ materially from current expectations based on a number of factors affecting Allergan’s businesses, including, among other things, the following: changing competitive, market and regulatory conditions; Allergan’s ability to obtain and maintain adequate protection for its intellectual property rights; the timing and uncertainty of the results of both the research and development and regulatory processes; domestic and foreign health care and cost containment reforms, including government pricing, tax and reimbursement policies; technological advances and patents obtained by competitors; the performance, including the approval, introduction, and consumer and physician acceptance of new products and the continuing acceptance of currently marketed products; the effectiveness of advertising and other promotional campaigns; the timely and successful implementation of strategic initiatives; the results of any pending or future litigation, investigations or claims; the uncertainty associated with the identification of and successful consummation and execution of external corporate development initiatives and strategic partnering transactions; and Allergan’s ability to obtain and successfully maintain a sufficient supply of products to meet market demand in a timely manner. In addition, U.S. and international economic conditions, including higher unemployment, political instability, financial hardship, consumer confidence and debt levels, taxation, changes in interest and currency exchange rates, international relations, capital and credit availability, the status of financial markets and institutions, fluctuations or devaluations in the value of sovereign government debt, as well as the general impact of continued economic volatility, can materially affect Allergan’s results. Therefore, the reader is cautioned not to rely on these forward-looking statements. Allergan expressly disclaims any intent or obligation to update these forward-looking statements except as required to do so by law.

Additional information concerning the above-referenced risk factors and other risk factors can be found in Allergan’s public periodic filings with the SEC, including the discussion under the heading “Risk Factors” in Allergan’s 2013 10-K and any subsequent Quarterly Reports on Form 10-Q.

Item 9.	Exhibits.

(a)(1)	Press release issued by Allergan, Inc. dated June 23, 2014

(a)(2)	Letter to stockholders of Allergan, Inc. dated June 23, 2014

(a)(3)	Opinion of Goldman, Sachs & Co., dated June 21, 2014 (included as Annex B to this Statement)

(a)(4)	Opinion of Merrill, Lynch, Pierce, Fenner & Smith Incorporated, dated June 21, 2014 (included as Annex C to this Statement)

(e)(1)	Excerpts from Allergan Inc.’s Annual Report on Form 10-K, filed with the SEC on February 25, 2014 and Allergan, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Commission on March 26, 2014

(e)(2)	Allergan, Inc. Change in Control Policy (Effective April 2010) (incorporated by reference to Exhibit 10.2 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010)

(e)(3)	Form of Director and Executive Officer Indemnity Agreement (incorporated by reference to Exhibit 10.1 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2006)

(e)(4)	Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan (incorporated by reference to Appendix A to Allergan, Inc.’s Proxy Statement filed on March 14, 2003)

(e)(5)	First Amendment to Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan (incorporated by reference to Appendix A to Allergan, Inc.’s Proxy Statement filed on March 21, 2006)

(e)(6)	Second Amendment to Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Allergan, Inc.’s Report on Form 10-Q for the Quarter ended March 30, 2007)

(e)(7)	Third Amendment to Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010)

(e)(8)	Amended Form of Non-Qualified Stock Option Award Agreement under the Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.16 to Allergan, Inc.’s Report on Form 10-Q for the Quarter ended March 30, 2007)

(e)(9)	Allergan, Inc. Deferred Directors’ Fee Program (Restated December 2010) (incorporated by reference to Exhibit 10.11 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010)

(e)(10)	Allergan, Inc. 1989 Incentive Compensation Plan (Restated November 2000) (incorporated by reference to Exhibit 10.5 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2000)

(e)(11)	First Amendment to Allergan, Inc. 1989 Incentive Compensation Plan (Restated November 2000) (incorporated by reference to Exhibit 10.51 to Allergan, Inc.’s Report on Form 10-Q for the Quarter ended September 26, 2003)

(e)(12)	Second Amendment to Allergan, Inc. 1989 Incentive Compensation Plan (Restated November 2000) (incorporated by reference to Exhibit 10.7 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2004)

(e)(13)	Third Amendment to Allergan, Inc. 1989 Incentive Compensation Plan (Restated November 2000) (incorporated by reference to Exhibit 10.15 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010)

(e)(14)	Allergan, Inc. Pension Plan (Restated 2013) (incorporated by reference to Exhibit 10.15 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012)

(e)(15)	First Amendment to the Allergan, Inc. Pension Plan (Restated 2013) (incorporated by reference to Exhibit 10.14 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013)

(e)(16)	Allergan, Inc. Supplemental Executive Benefit Plan and Supplemental Retirement Income Plan (Restated 2011) (incorporated by reference to Exhibit 10.3 to Allergan, Inc.’s Report on Form 10-Q for the Quarter ended September 30, 2011)

(e)(17)	First Amendment to Allergan, Inc. Supplemental Executive Benefit Plan (incorporated by reference to Exhibit 10.18 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2011)

(e)(18)	Allergan, Inc. Executive Severance Pay Plan (Effective January 2011) (incorporated by reference to Exhibit 10.1 to Allergan, Inc.’s Current Report on Form 8-K filed on December 21, 2010)

(e)(19)	Allergan, Inc. 2011 Executive Bonus Plan (incorporated by reference to Annex A to Allergan, Inc.’s Proxy Statement filed on March 8, 2011)

(e)(20)	Allergan, Inc. 2011 Executive Bonus Plan – 2014 Performance Objectives (incorporated by reference to Exhibit 10.19 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013)

(e)(21)	Allergan, Inc. 2014 Management Bonus Plan (incorporated by reference to Exhibit 10.20 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013)

(e)(22)	Allergan, Inc. Executive Deferred Compensation Plan (Restated 2009) (incorporated by reference to Exhibit 10.23 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008)

(e)(23)	Form of Non-Qualified Stock Option Grant Notice for Non-Employee Directors under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.4 to Allergan, Inc.’s Current Report on Form 8-K filed on May 6, 2008)

(e)(24)	Form of Non-Qualified Stock Option Grant Notice for Non-Employee Directors under the Allergan, Inc. 2008 Incentive Award Plan (Amended February 2010) (incorporated by reference to Exhibit 10.30 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009)

(e)(25)	Form of Non-Qualified Stock Option Grant Notice for Employees under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.5 to Allergan, Inc.’s Current Report on Form 8-K filed on May 6, 2008)

(e)(26)	Form of Non-Qualified Stock Option Grant Notice for Employees under the Allergan, Inc. 2008 Incentive Award Plan (Amended February 2010) (incorporated by reference to Exhibit 10.32 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009)

(e)(27)	Form of Restricted Stock Award Grant Notice for Non-Employee Directors under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.10 to Allergan, Inc.’s Current Report on Form 8-K filed on May 6, 2008)

(e)(28)	Form of Restricted Stock Award Grant Notice for Non-Employee Directors under the Allergan, Inc. 2008 Incentive Award Plan (Amended February 2010) (incorporated by reference to Exhibit 10.34 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009)

(e)(29)	Form of Restricted Stock Award Grant Notice for Employees under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.11 to Allergan, Inc.’s Current Report on Form 8-K filed on May 6, 2008)

(e)(30)	Form of Restricted Stock Award Grant Notice for Employees under the Allergan, Inc. 2008 Incentive Award Plan (Amended February 2010) (incorporated by reference to Exhibit 10.36 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009)

(e)(31)	Allergan, Inc. 2011 Incentive Award Plan (incorporated by referenced to Exhibit 10.30 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013)

(e)(32)	Form of Non-Qualified Stock Option Grant Notice for Employees under the Allergan, Inc. 2011 Incentive Award Plan (incorporated by reference to Exhibit 10.6 to Allergan, Inc.’s Report on Form 10-Q for the Quarter ended March 31, 2011)

(e)(33)	Form of Restricted Stock Award Grant Notice for Employees under the Allergan, Inc. 2011 Incentive Award Plan (incorporated by reference to Exhibit 10.7 to Allergan, Inc.’s Report on Form 10-Q for the Quarter ended March 31, 2011)

(e)(34)	Form of Restricted Stock Award Grant Notice for Employees (Management Bonus Plan) under the Allergan, Inc. 2011 Incentive Award Plan (incorporated by reference to Exhibit 10.8 to Allergan, Inc.’s Report on Form 10-Q for the Quarter ended March 31, 2011)

(e)(35)	Form of Restricted Stock Unit Award Grant Notice for Employees under the Allergan, Inc. 2011 Incentive Award Plan (incorporated by reference to Exhibit 10.9 to Allergan, Inc.’s Report on Form 10-Q for the Quarter ended March 31, 2011)

(e)(36)	Form of Restricted Stock Unit Award Grant Notice for Employees (Management Bonus Plan) under the Allergan, Inc. 2011 Incentive Award Plan (incorporated by reference to Exhibit 10.10 to Allergan, Inc.’s Report on Form 10-Q for the Quarter ended March 31, 2011)

(e)(37)	Form of Restricted Stock Unit Award Grant Notice for Non-Employees Directors under the Allergan, Inc. 2011 Incentive Award Plan (Amended May 2011) (incorporated by reference to Exhibit 10.11 to Allergan, Inc.’s Report on Form 10-Q for the Quarter ended March 31, 2011)

(e)(38)	Form of Restricted Stock Unit Award Grant Notice for Non-Employees Directors under the Allergan, Inc. 2011 Incentive Award Plan (Amended February 2012) (incorporated by reference to Exhibit 10.39 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2011)

(e)(39)	Form of Performance-Based Restricted Stock Unit Award Grant Notice for Employees under the Allergan, Inc. 2011 Incentive Award Plan (incorporated by reference to Exhibit 10.40 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2011)

(e)(40)	Form of Non-Qualified Stock Option Grant Notice for Non-Employee Directors under the Allergan, Inc. 2011 Incentive Award Plan (incorporated by reference to Exhibit 10.40 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012)

(e)(41)	Form of Non-Qualified Stock Option Grant Agreement for Employees under the Allergan, Inc. 2011 Incentive Award Plan (Amended February 2014) (incorporated by reference to Exhibit 10.40 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013)

(e)(42)	Form of Restricted Stock Unit Grant Agreement for Employees under the Allergan, Inc. 2011 Incentive Award Plan (Amended February 2014) (incorporated by reference to Exhibit 10.40 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013)

(e)(43)	Form of Restricted Stock Unit Grant Agreement for Employees (Management Bonus Plan) under the Allergan, Inc. 2011 Incentive Award Plan (Amended February 2014) (incorporated by reference to Exhibit 10.42 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013)

(e)(44)	Form of Restricted Stock Unit Award Grant Agreement for Non-Employees Directors under the Allergan, Inc. 2011 Incentive Award Plan (Amended February 2014) (incorporated by reference to Exhibit 10.43 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013)

(e)(45)	Form of Non-Qualified Stock Option Grant Agreement for Non-Employee Directors under the Allergan, Inc. 2011 Incentive Award Plan (Amended February 2014) (incorporated by reference to Exhibit 10.44 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ALLERGAN, INC.

By:	/s/ Matthew J. Maletta

Name:	Matthew J. Maletta
Title:	Vice President,
Associate General Counsel and Secretary

Dated: June 23, 2014

Annex A

Conditions to the Offer

According to the Offer to Exchange, the Offer is subject to numerous conditions. The following is excerpted from the Offer to Exchange:

•	the “Minimum Tender Condition” – There shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares, which, together with the Shares that Offeror then owns or has a right to acquire, is a majority of the total number of outstanding Shares on a fully diluted basis as of the date that Valeant accepts Shares for exchange pursuant to the Offer;

•	the “Anti-Takeover Devices Condition” – The impediments to the consummation of the Offer and the Second-Step Merger imposed by the Board, or which the Board can remove, shall have been rendered inapplicable to the Offer and the Second-Step Merger. In particular, satisfaction of the condition requires the following in the reasonable judgment of Valeant:

•	the Board shall have redeemed the Rights issued pursuant to the Rights Agreement, or those Rights shall have been otherwise rendered inapplicable to the Offer and the Second-Step Merger;

•	the Board shall have approved the Offer and the Second-Step Merger under Section 203 of the DGCL, or Section 203 of the DGCL shall otherwise be inapplicable to the Offer and the Second-Step Merger;

•	the Board shall have taken steps to assure that the Second-Step Merger can be completed in the short-form manner permitted by Section 251(h) of the DGCL; and

•	a majority of the independent directors (within the meaning of Article 15 of Allergan’s Charter) shall have determined that Valeant is not an interested stockholder within the meaning of Article 15 of the Charter, or Article 15 of the Charter shall have been otherwise rendered inapplicable to the Offer and the Second-Step Merger.

•	the “Valeant Shareholder Approval Condition” – Valeant shareholders shall have approved the issuance of Valeant Common Shares contemplated in connection with the Offer and the Second-Step Merger, in accordance with the rules of the NYSE and TSX, on which the Valeant Common Shares are listed.

•	the “Competition Laws Condition” – The HSR Condition shall have been satisfied. In addition the waiting period (or extension thereof) applicable to the Offer and the Second-Step Merger under any applicable antitrust laws and regulations (other than the HSR Act) shall have expired or been terminated, and any approvals or clearances determined by Valeant to be required or advisable thereunder shall have been obtained.

•	the “Stock Exchange Listing Condition” – The Valeant Common Shares issuable to Allergan stockholders in connection with the Offer and the Second-Step Merger shall have been approved for listing on the NYSE and the TSX, subject to official notice of issuance in the case of the NYSE and subject to customary conditions in the case of the TSX.

•	the “Registration Statement Condition” – The Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

•	the “No Injunction Condition” – No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law, rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer and the Second-Step Merger.

•

the “No Allergan Material Adverse Effect Condition” – Since December 31, 2013, there shall not have occurred any change, event, circumstance or development that has had, or would reasonably be likely to have, any Allergan Material Adverse Effect; provided, however, that none of the following, in and of itself or themselves, shall constitute an Allergan Material Adverse Effect: (1) changes in the economy or financial markets generally in the United States or any foreign jurisdiction; (2) changes that are the result of factors generally affecting the pharmaceutical industry; (3) changes in generally accepted accounting principles; (4) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of the commencement of the Offer; (5) any general regulatory, legislative or political conditions or securities, credit, financial or other capital market conditions, in each case in the United States or any foreign jurisdiction; (6) changes in law, including rules, regulations and administrative policies of the FDA, or interpretations thereof, in each case of general applicability; (7) earthquakes, hurricanes, tornados or other natural disasters; (8) a decline in the price of the Shares on the NYSE, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, event, circumstance, occurrence or development underlying such decline has resulted in, or contributed to, an Allergan Material Adverse Effect; (9) any failure by Allergan to meet any estimates of revenues or earnings or other financial or operating metrics (whether such projections were made by Allergan or independent third parties) for any period ending on or after the date of the commencement of the Offer, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, event, circumstance, occurrence or development underlying such failure has resulted in, or contributed to, an Allergan Material Adverse Effect; and (10) the approval or disapproval by, or the delay of a determination of approval or disapproval by, the FDA or any governmental entity, or any panel or advisory body empowered or appointed thereby, with respect to the Allergan products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by Allergan or any of its subsidiaries and all products with respect to which Allergan or any of its subsidiaries has royalty rights; provided, further, that, with respect to clauses (1), (2), (3), (4), (5), (6) and (7), such change, effect, event, circumstance, occurrence or development does not (i) primarily relate only to (or have the effect of primarily relating to) Allergan and its subsidiaries or (ii) have a disproportionate adverse effect on Allergan and its subsidiaries compared to other companies of similar size operating in the pharmaceutical industry (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether an Allergan Material Adverse Effect has occurred).

Other Conditions to the Offer

None of the following events shall have occurred and be continuing and be of a nature that Valeant determines makes it inadvisable for Valeant to complete the Offer or Second-Step Merger:

(1) there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, (i) which challenges the acquisition by Valeant of the Shares of Common Stock, seeks to restrain, delay or prohibit the consummation of the Offer or the Second-Step Merger or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or the Second-Step Merger, (ii) which seeks to prohibit or impose material limitations on Valeant’s acquisition, ownership or operation of all or any portion of Valeant’s or Allergan’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) or of the Shares of Common Stock (including, without limitation, the right to vote the shares purchased by Valeant or Pershing Square or an affiliate thereof, on an equal basis with all other Shares on all matters presented to the stockholders of Allergan), or seeks to compel Valeant to dispose of or hold separate all or any portion of its own or Allergan’s businesses or assets (including the businesses or assets of Allergan’s respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or the Second-Step Merger, (iii) which might result in an Adverse Effect or a Diminution in Value; or (iv) which seeks to impose any condition to the Offer or the Second-Step Merger unacceptable to Valeant, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Valeant (A) sell, divest, license or otherwise dispose of any and all of the capital stock, assets, rights, products or businesses of either Allergan and its subsidiaries or Valeant and its subsidiaries or (B) accept any other restriction on the activity of Allergan and its subsidiaries or Valeant and its subsidiaries, in each case in connection with any approval determined by Valeant to be required or advisable under any applicable competition law;

(2) other than the waiting periods under the HSR Act and any other applicable antitrust laws and regulations, any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Second-Step Merger or the transactions contemplated by the Offer or Second-Step Merger that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (1) above, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Valeant (i) sell, divest, license or otherwise dispose of any and all of the capital stock, assets, rights, products or businesses of either Allergan and its subsidiaries or Valeant and its subsidiaries or (ii) accept any other restriction on the activity of Allergan and its subsidiaries or Valeant and its subsidiaries, in each case in connection with any approval determined by Valeant to be required or advisable under any applicable competition law;

(3) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority or other regulatory agency on, or any other event which might affect the extension of credit by, banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(4) other than the Rights issued pursuant to the Rights Agreement, since December 31, 2013, Allergan or any subsidiary of Allergan shall have (i) issued, distributed, pledged or sold, or authorized, or proposed the issuance, distribution, pledge or sale of (A) any shares of its capital stock (other than sales or issuances pursuant to the present terms of employee stock awards outstanding on the date of the Offer to Exchange) of any class (including, without limitation, Shares of Common Stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Allergan (other than any employee awards referred to in the financial statements in Allergan’s Quarterly Report on Form 10-Q for the period ended March 31, 2014), (B) any other securities in respect of, in lieu of or in substitution for Common Stock or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding Shares of Common Stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any Shares of Common Stock or any other security, whether payable in cash, securities or other property, other than Allergan’s regular quarterly dividend of $0.05 per Share, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of Allergan, which in any of the cases described in (i) through (vii) above might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value;

(5) Allergan or any of its subsidiaries shall have amended or proposed or authorized any amendment to the Charter, the Bylaws or similar organizational documents, or Valeant shall have learned that Allergan or any of its subsidiaries shall have proposed, adopted or recommended any such amendment, which has not previously been publicly disclosed by Allergan and also set forth in filings with the SEC prior to commencement of the Offer, in a manner that, in the reasonable judgment of Valeant, might, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the Offer or the Second-Step Merger or (ii) prohibit or limit the full rights of ownership of Shares of Common Stock by Valeant or any of its affiliates, including, without limitation, the right to vote any Shares of Common Stock acquired by Valeant pursuant to the Offer or otherwise on all matters properly presented to Allergan stockholders;

(6) Allergan or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise effected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or the Second-Step Merger;

(7)(i) a tender or exchange offer for some or all of the Shares of Common Stock has been publicly proposed to be made or has been made by another person (including Allergan or any of its subsidiaries or affiliates, but excluding Valeant or any of its affiliates), or has been publicly disclosed, or Valeant otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Allergan (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Allergan (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer to Exchange, (ii) any such person or group which, prior to the date of the Offer to Exchange, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Allergan, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Allergan constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Allergan or (iv) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Allergan or any assets or securities of Allergan; or

(8) Allergan or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Allergan or any of its subsidiaries or the purchase or exchange of securities or assets of Allergan or any of its subsidiaries any type of option, warrant or right which, in Valeant’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares of Common Stock or other securities, assets or business of Allergan or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange.

According to the Registration Statement, each of the conditions under the section of the Offer to Exchange titled “The Offer – Conditions to the Offer” is for the sole benefit of Valeant and may be asserted by Valeant regardless of the circumstances (including any action or inaction by Valeant) giving rise to any such conditions or may be waived by Valeant in whole or in part at any time and from time to time in Valeant’s sole discretion. The determination as to whether any condition has occurred shall be in Valeant’s reasonable judgment and that judgment shall be final and binding on all parties. The failure by Valeant at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the fact that Valeant reserves the right to assert the occurrence of a condition following acceptance for exchange but prior to exchange in order to delay issuance of Valeant Common Shares or cancel Valeant’s obligation to pay the consideration payable for properly tendered Shares, Valeant will either promptly pay that consideration for properly tendered Shares or promptly return such Shares.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

Annex B

Opinion of Goldman, Sachs & Co.

PERSONAL AND CONFIDENTIAL

June 21, 2014

The Board of Directors

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and PS Fund (as defined below) and any of their respective affiliates) of the outstanding shares of common stock, par value $0.01 (together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of Allergan, Inc. (the “Company”), of the Consideration (as defined below) to be paid for each Share pursuant to the Offer (as defined below). The terms of the offer to exchange (the “Offer to Exchange”) and related letter of election and transmittal (which, together with the Offer to Exchange, constitutes the “Offer”) contained in (i) the Registration Statement on Form S-4 filed by Valeant Pharmaceuticals International, Inc. (“Parent”), with the Securities and Exchange Commission (the “SEC”) on June 18, 2014 (the “Form S-4”) and (ii) the Tender Offer Statement on Schedule TO filed by Parent, AGMS Inc., a wholly-owned subsidiary of Parent (the “Offeror”), and PS Fund 1, LLC (“PS Fund” and, together with Parent and the Offeror, the “Offering Parties”) with the SEC on June 18, 2014 (the “Schedule TO,” together with the Form S-4, the “Offer Documents”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will exchange, for each Share properly tendered and not validly withdrawn, at the election of the holder thereof, one of the following: (x) $72.00 in cash and 0.83 shares of common stock, no par value, of Parent (the “Parent Common Stock”) (the “Standard Election Consideration”); (y) an amount in cash equal to the implied value of the Standard Election Consideration (based on the average of the closing prices of shares of Parent Common Stock as quoted on the New York Stock Exchange (“NYSE”) on each of the five NYSE trading days ending on the 10th business day preceding the date of expiration of the Offer) (the “Cash Election Consideration”); or (z) a number of shares of Parent Common Stock having a value equal to the implied value of the Standard Election Consideration (in each case based on the average of the closing prices of Parent Common Stock as quoted on the NYSE on each of the five NYSE trading days ending on the 10th business day preceding the date of expiration of the Offer) (the “Stock Election Consideration”) (the Standard Election Consideration, the Cash Election Consideration and the Stock Election Consideration, collectively, the “Consideration”), in each case of (x), (y) and (z), subject to proration and certain other procedures and limitations described in the Offer, as to which procedures and limitations we are expressing no opinion. We note that the Offer to Exchange provides that, following completion of the Offer, Parent intends to cause the Company to merge with the Offeror (which, together with the Offer, constitutes the “Transactions”), and each outstanding Share (other than Shares held in treasury by Allergan, Shares held by Parent and its affiliates and shares held by Allergan stockholders who properly exercise applicable dissenters’ rights under Delaware law) will be converted into the right to receive, at the election of the holder thereof, the same Consideration described above, subject to the same proration and certain other procedures and limitations described in the Offer.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, the Offering Parties, any of their respective affiliates, including Pershing Square Capital Management, L.P.

The Board of Directors

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Page Two

(“Pershing Square”), the investment manager of PS Fund, and its affiliates, and third parties, or any currency or commodity that may be involved in the Transactions. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is consummated and a contingent transaction fee payable upon the consummation of the Transactions or certain other transactions involving the Company. The Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Allergan in connection with the acquisition of MAP Pharmaceuticals, Inc. in March 2013, as joint bookrunner with respect to a public offering by Allergan of 1.350% Notes due 2018 (aggregate principal amount $250 million) and 2.800% Notes due 2023 (aggregate principal amount $350 million) in March 2013, and as financial advisor to Allergan in connection with the sale of its obesity intervention business in October 2013. We have also provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to a high yield offering by Parent of 6.375% senior notes due 2020 ($2.25 billion aggregate principal amount) in September 2012, as joint lead arranger with respect to a term loan provided to Parent (aggregate principal amount of $1.0 billion) in September 2012, as sole lead arranger on an acquisition bridge financing provided to Parent (aggregate principal amount of $9.275 billion) in June 2013, as joint lead arranger and joint bookrunner with respect to a senior secured term loan provided to Parent (aggregate principal amount of $4.3 billion) in June 2013, as sole bookrunning manager with respect to a public offering by Parent of $2.3 billion of Parent Common Stock in June 2013, and as joint bookrunner with respect to a high yield offering by Parent of 6.75% senior unsecured notes due 2018 (aggregate principal amount $1.6 billion) and 7.50% senior unsecured notes due 2021 (aggregate principal amount $1.625 billion) in June 2013. We may also in the future provide financial advisory and/or underwriting services to the Company, the Offering Parties and their respective affiliates, including Pershing Square and its affiliates, for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Pershing Square and its affiliates from time to time and may have invested in limited partnership units of affiliates of Pershing Square from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Offer Documents, including the Offer to Exchange and related letter of election and transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the SEC on June 23, 2014, in the form approved by you on June 21, 2014; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parent for the five years ended December 31, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of the Offering Parties for, and the potential benefits for the Offering Parties of, the Transactions and the past and current business operations, financial condition and future prospects of the Company and Parent; reviewed the reported price and trading activity for the Shares and shares of Parent Common Stock; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the pharmaceutical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

The Board of Directors

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Page Three

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. As you are aware, we have not been provided with access to the management or any internal financial information of Parent. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, the Offering Parties or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view to the holders (other than the Offeror and PS Fund and any of their respective affiliates) of Shares, as of the date hereof, of the Consideration to be paid pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. We do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions, to, or any consideration received in connection therewith by, the Offeror, PS Fund and any of their respective affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares or shares of Parent Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than the Offeror and PS Fund and any of their respective affiliates) of Shares pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

Annex C

Merrill Lynch, Pierce, Fenner & Smith Incorporated

June 21, 2014

The Board of Directors

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Members of the Board of Directors:

On June 18, 2014, AGMS Inc. (“Offeror”), a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc. (“Valeant”), commenced an offer to exchange (the “Offer”), for each issued and outstanding share of the common stock, par value $0.01 per share (the “Company Common Stock”), of Allergan, Inc. (the “Company”), at the election of the holder, one of the following (the “Consideration”): (i) $72.00 in cash and 0.83 common shares, no par value (the “Valeant Common Shares”), of Valeant (such amount of cash and number of Valeant Common Shares, the “Standard Election Consideration”), (ii) an amount in cash equal to the implied value of the Standard Election Consideration based on the average of the closing prices of the Valeant Common Shares on each of the five trading days ending on the 10th business day preceding the expiration of the Offer, or (iii) a number of Valeant Common Shares having a value equal to the implied value of the Standard Election Consideration, in each case based on the average of the closing prices of the Valeant Common shares on each of the five trading days ending on the 10th business day preceding the expiration of the Offer, upon the terms and subject to the conditions, and subject to the election and proration provisions, described in the Offer to Exchange, dated June 18, 2014 (the “Offer to Exchange”) and in the related Letter of Election and Transmittal, each contained in the Registration Statement on Form S-4 (333-196856) filed by Valeant (the “S-4”) and the Tender Offer Statement filed by Valeant, the Offeror and PS Fund 1, LLC (“PS Fund 1”) (together with the Offer to Exchange, the related Letter of Election and Transmittal and the S-4, the “Offer Documents”). The Offer Documents provide that Valeant intends, promptly after the consummation of the Offer, to affect a merger of the Company with Offeror, pursuant to which each then issued and outstanding share of Company Common Stock (other than shares held by Valeant and its affiliates, shares held in treasury by the Company and shares held by Company stockholders who properly exercise appraisal rights) will be converted into the right to receive, at the election of the holder, one of the forms of the Consideration, subject to proration (the “Merger” and, together with the Offer, the “Transaction”). The Offer Documents further provide that Valeant will pay an aggregate of approximately $20.0 billion in cash in the Transaction (including with respect to Company share awards). The terms and conditions of the Offer and the Merger are more fully set forth in the Offer Documents.

We note that pursuant to a letter agreement, dated May 30, 2014, between Pershing Square Capital Management, L.P. (“Pershing Square”) and Valeant, Pershing Square agreed to cause PS Fund 1 to sell to Valeant, and Valeant has agreed to purchase from PS Fund 1, 28,281,107 shares of Common Stock held by PS Fund 1 that are allocated to Pershing Square funds at an exchange ratio of 1.22659 Valeant Common Shares for each share of Company Common Stock. The Offer Documents provide that this exchange will occur immediately after the consummation of the Offer.

You have requested our opinion as to the adequacy, from a financial point of view, to the holders of Company Common Stock of the Consideration offered to such holders (other than Valeant, PS Fund 1 and their respective affiliates) in the Offer.

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Allergan, Inc.

In connection with this opinion, we have, among other things:

(1)	reviewed the terms and conditions of the Offer as set forth in the Offer Documents and the exhibits thereto;

(2)	reviewed the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9, in the form approved by you on the date of this opinion;

(3)	reviewed certain publicly available business and financial information relating to the Company and Valeant;

(4)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (such forecasts, “Company Forecasts”);

(5)	reviewed certain Wall Street research analyst financial forecasts relating to Valeant on a stand-alone basis (the “Valeant Analyst Forecasts”);

(6)	discussed the past and current business, operations, financial condition and prospects of the Company and Valeant with members of senior management of the Company;

(7)	reviewed Valeant’s publicly-stated estimates as to the amount and timing of cost reductions it expects that it would implement (“Cost Reductions”) and tax savings it anticipates realizing as a result of the Transaction (“Tax Savings”) and discussed with the management of the Company its assessment as to the likelihood of Valeant achieving, and the potential impact of, such Cost Reductions on the prospects of the Company and the likelihood of Valeant realizing such Tax Savings;

(8)	discussed with members of senior management of the Company their assessment of the strategic rationale of Valeant for, and the potential benefits to Valeant of, the Transaction;

(9)	reviewed the trading histories for the Company Common Stock and the Valeant Common Shares and a comparison of such trading histories with the trading histories of other companies we deemed relevant;

(10)	compared certain financial and stock market information of the Company and Valeant with similar information of other companies we deemed relevant;

(11)	reviewed the potential effect of the Transaction on the estimated earnings per share of Valeant; and

(12)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, we have been advised by the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. As you are aware, we have not been provided with, and we did not have access to, management of Valeant, any internal financial and operating information of Valeant, or any internal financial

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Allergan, Inc.

forecasts relating to Valeant prepared by the management of Valeant. Accordingly, with the consent of the Company, for purposes of our analyses, we have relied upon publicly available information regarding Valeant, including the Valeant Analyst Forecasts. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Valeant, nor have we made any physical inspection of the properties or assets of the Company or Valeant. We have not evaluated the solvency or fair value of the Company or Valeant under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to be paid in the Offer, to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the adequacy, from a financial point of view, to the holders of Company Common Stock of the Consideration offered to such holders (other than Valeant, PS Fund 1 and their respective affiliates) in the Offer and no opinion or view is expressed with respect to any consideration to be received in connection with the Transaction by PS Fund 1 or any of its affiliates or the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the Consideration to be paid in the Transaction or amount, nature or any other aspect of any compensation to any of the officers, directors or employees of the Company, Pershing Square or Valeant, or class of such persons, relative to the Consideration to be paid in the Offer. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transaction that might be available to the Company or in which the Company might engage. We are not expressing any opinion as to the prices at which the Company Common Stock or Valeant Common Shares will trade at any time. In addition, we express no opinion or recommendation as to whether any holder of shares of Company Common Stock should tender such shares in connection with the Offer or any related matter.

We have acted as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including quarterly advisory fees payable whether or not the Offer is withdrawn, a fee payable upon delivery of this opinion and a contingent fee payable in connection with certain sale transactions involving the Company (including the Offer, if consummated). In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Valeant, Pershing Square and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to the Company in connection with an acquisition transaction, (ii) having

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Allergan, Inc.

acted as a book runner for a debt offering of the Company, (iii) having acted or acting as documentation agent for, and lender under, certain credit facilities and letters of credit of the Company and certain of its affiliates and (iv) having provided or providing certain treasury and management services and products to the Company.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Valeant and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Valeant in connection with an acquisition transaction, (ii) having acted as book runner or manager for various debt offerings of Valeant and certain of its affiliates, (iii) having acted or acting as a book runner and arranger for, and lender under, certain credit facilities, term loans and letters of credit of Valeant and certain of its affiliates and (iv) having provided or providing certain treasury and management services and products to Valeant.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Pershing Square and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted as an underwriter for a secondary offering by affiliates of Pershing Square of common shares of one of their portfolio companies.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Offer.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration offered to the holders of Company Common Stock (other than Valeant, PS Fund 1 and their respective affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036